      As filed with the Securities and Exchange Commission on May 30, 2002

                                                      Registration No. 333-87644



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2

                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              United Rentals, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

             Delaware                       7353                 06-1522496
 (State or Other Jurisdiction of     Primary Industrial       (I.R.S. Employer
  Incorporation or Organization)     Classification Code     Identification No.)
                                           Number

                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830
                                 (203) 622-3131
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                Michael J. Nolan
                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830
                                 (203) 622-3131
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)

  A copy of all communications, including communications sent to the agent for service, should be sent to:

         Joseph Ehrenreich, Esq.                   Malcolm E. Landau, Esq.
    Ehrenreich Eilenberg & Krause LLP             Weil, Gotshal & Manges LLP
           11 East 44th Street                         767 Fifth Avenue
           New York, NY 10017                         New York, NY 10153
             (212) 986-9700                             (212) 310-8000

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell any shares of the common stock until our registration statement file with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.


                    Subject to Completion, Dated May 30, 2002


PROSPECTUS

                              UNITED RENTALS, INC.
                                  Common Stock

                          -----------------------------

Issuance of Shares For Acquisitions

         We may, from time to time, make acquisitions. This prospectus covers up to 4,000,000 shares of our common stock that we may, from time to time, issue:

         o   in connection with acquisition transactions; or

         o upon the exercise or conversion of warrants or convertible securities that we may issue in connection with acquisition transactions.

         We will establish the terms of each acquisition transaction through negotiations with (1) one or more of the owners of the business or assets to be acquired, (2) the management of the other company or companies that may be a party to the transaction and/or (3) representatives of one or more of the foregoing.

Resale of Shares by Selling Security Holders

         Persons that acquire shares from us pursuant to this prospectus may, with our written consent, use this prospectus to resell such shares. Sales by such persons may be made:

         o through the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise;

         o directly to purchasers or through agents, brokers, dealers or underwriters; and

         o at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

Other Information

         Our common stock is traded on the New York Stock Exchange under the symbol "URI."

         Investing in our securities involves certain risks. See "Risk Factors" beginning on page 6.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







                   The date of this prospectus is May 30, 2002

                                TABLE OF CONTENTS

                                                                  Page
                                                                  ----

      Cautionary Notice Regarding Forward-Looking Statements        3

      Where You Can Find More Information                           3

      Incorporation By Reference                                    3

      United Rentals                                                5

      Risk Factors                                                  6

      Issuance Of Shares In Connection With Acquisitions           12

      Resale Of Shares By Selling Security Holders                 13

      Restrictions On Resale                                       14

      Validity of Common Stock                                     15

      Experts                                                      15

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. No one is authorized to provide you with different information. We are not making an offer of shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "project," "forecast," "may," "will," "should," "on-track," "anticipate," "seek," "plan," "intend" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of such risks and uncertainties are discussed below under the heading "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

         This prospectus is a part of our registration statement on Form S-4 filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of such documents filed as an exhibit to the registration statement or such other filing. This registration statement can be read and copied at the SEC's Public Reference Room referred to above or accessed on the SEC's internet site referred to above.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. However, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus shall be deemed to supersede the earlier information. Any information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

         We incorporate by reference: (1) the documents listed below that we have filed with the SEC and (2) any filings that we make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 during the period from May [ ], 2002, which is the date on which we originally filed the registration statement of which this prospectus forms a part, until this offering is completed:

         o Annual Report on Form 10-K for the year ended December 31, 2001;

         o Quarterly Report on Form 10-Q for the three months ended March 31, 2002;

         o The following Current Reports on Form 8-K: (1) Report filed on March 18, 2002 and (2) Report filed on April 26, 2002 (excluding exhibit 99.2);

         o        Definitive Proxy Statement on Schedule 14A filed on April 30,
                  2002; and

         o Registration Statements on Form 8-A dated November 27, 1997, August 6, 1998, and October 9, 2001.

         We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: United Rentals, Inc., Attention:
Michael J. Nolan, Five Greenwich Office Park, Greenwich, Connecticut 06830, telephone number: (203) 622-3131. You must make your request for documents no later than five business days before the date you make your investment decision concerning our securities to obtain timely delivery of these documents.

                                 UNITED RENTALS

         United Rentals is the largest equipment rental company in the world. We offer for rent over 600 types of equipment--everything from heavy machines to hand tools--through our network of more than 740 rental locations in the United States, Canada and Mexico. Our customers include construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others. In 2001, we served more than 1.4 million customers, completed over 8.4 million rental transactions and generated revenues of $2.9 billion.

         Our fleet of rental equipment is the largest in the world and includes over 500,000 units having an original purchase price of approximately $3.5 billion. The fleet includes:

         o General construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earth moving equipment, material handling equipment, compressors, pumps and generators;

         o        Aerial work platforms, such as scissor lifts and boom lifts;

         o General tools and light equipment, such as power washers, water pumps, heaters and hand tools;

         o Traffic control equipment, such as barricades, cones, warning lights, message boards and pavement marking systems; and

         o Trench safety equipment for below ground work, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment.

         In addition to renting equipment, we sell used rental equipment, act as a dealer for new equipment and sell related merchandise, parts and service.

         Our principal executive offices are located at Five Greenwich Office Park, Greenwich, Connecticut 06830, and our telephone number is (203) 622-3131.

                                  RISK FACTORS

         In addition to the other information in this document, you should carefully consider the following factors before making an investment decision.

Decreases in construction and industrial activities could adversely affect our revenues and operating results by decreasing the demand for our equipment or the prices that we can charge. For example, the current slow-down in the economy has caused construction and industrial activity to decrease and, as a result, our revenues and pricing were down in the first quarter of 2002 compared to the same period in 2001.

         Our equipment is principally used in connection with construction and industrial activities. Consequently, decreases in construction or industrial activity due to a recession or other reasons may lead to a decrease in the demand for our equipment or the prices that we can charge. Any such decrease could adversely affect our revenues and operating results. For example, the current slow-down in the economy has caused construction and industrial activity to decrease and, as a result, our revenues and pricing were both down in the first quarter of 2002 compared to the same period in 2001.

         We have identified below certain factors that may cause a further downturn in construction and industrial activity, either temporarily or long-term:

         o a continuation or a worsening of the current recessionary environment;

         o        an increase in interest rates; or

         o adverse weather conditions which may temporarily affect a particular region.

         In addition, demand for our equipment may not reach projected levels in the event that funding for highway and other construction projects under government programs, such as the Transportation Equity Act for the 21st Century ("TEA-21"), does not reach expected levels. A recent proposal by the President would, if enacted by Congress, reduce TEA-21 spending by up to approximately $8.6 billion beginning in late 2002.

Our operating results may fluctuate, which could affect the trading value of our common stock.

          We expect that our revenues and operating results may fluctuate from quarter to quarter or over the longer term due to a number of factors. These factors include:

         o seasonal rental patterns of our customers, with rental activity tending to be lower in the winter;

         o        completion of acquisitions;

         o changes in the amount of revenue relating to renting traffic control equipment, since revenues from this equipment category tend to be more seasonal than the rest of our business;

         o changes in the size of our rental fleet or in the rate at which we sell our used equipment;

         o changes in demand for our equipment or the prices therefor due to changes in economic conditions, competition or other factors;

         o changes in the interest rates applicable to our floating rate debt;

         o if we determine that a potential acquisition will not be consummated, the need to charge against earnings any expenditures relating to such transaction (such as financing commitment fees, merger and acquisition advisory fees and professional fees) previously capitalized; and

         o the possible need, from time to time, to take other write-offs or special charges due to a variety of occurrences, such as the adoption of new accounting standards, impairment of goodwill, store consolidations or closings or the refinancing of existing indebtedness.

Our substantial indebtedness will require us to devote a substantial portion of our cash flow to debt service and could, among other things, constrain our ability to obtain additional financing and make it more difficult for us to cope with a downturn in our business.

         We have a substantial amount of indebtedness. At March 31, 2002, our total indebtedness was approximately $2,518.3 million. Our substantial indebtedness has the potential to affect us adversely in a number of ways. For example, it will or could:

         o require us to devote a substantial portion of our cash flow to debt service, reducing the funds available for other purposes;

         o constrain our ability to obtain additional financing, particularly since substantially all of our assets are subject to security interests relating to existing indebtedness; or

         o make it difficult for us to cope with a downturn in our business or a decrease in our cash flow.

         Furthermore, if we are unable to service our indebtedness and fund our business, we will be forced to adopt an alternative strategy that may include:

         o        reducing or delaying capital expenditures;

         o        limiting our growth;

         o        seeking additional capital;

         o        selling assets; or

         o        restructuring or refinancing our indebtedness.

We cannot be sure that any of these strategies could be effected on favorable terms or at all.

         A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. At March 31, 2002, we had $1,091.0 million of variable rate indebtedness.

If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, making acquisitions, opening new rental locations and refinancing existing indebtedness.

         If the cash that we generate from our business, together with cash that we may borrow under our credit facility, is not sufficient to fund our capital requirements, we will require additional debt and/or equity financing. We cannot, however, be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain sufficient additional capital in the future, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, making acquisitions, opening new rental locations and repaying or refinancing existing indebtedness.

Restrictive covenants could adversely affect our business by limiting our flexibility.

         We are subject to various restrictive financial and operating covenants under the agreements governing our indebtedness. These covenants limit or prohibit, among other things, our ability to incur indebtedness, pay dividends, make prepayments of certain indebtedness, make investments, create liens, make acquisitions, sell assets and engage in mergers and acquisitions. These covenants could adversely affect our business by significantly limiting our operating and financial flexibility.

We cannot guarantee that we will realize the expected benefits from our acquisitions or that our existing operations will not be harmed as a result of acquisitions.

         We have grown in part through acquisitions and may continue to do so. The making of acquisitions entails certain risks, including:

         o unrecorded liabilities of acquired companies that we fail to discover during our due diligence investigations;

         o difficulty in assimilating the operations and personnel of the acquired company with our existing operations;

         o        loss of key employees of the acquired company; and

         o difficulty maintaining uniform standards, controls, procedures and policies.

         We cannot guarantee that we will realize the expected benefits from our acquisitions or that our existing operations will not be harmed as a result of acquisitions.

Goodwill related to acquisitions represents a substantial portion of our total assets. If the fair value of the goodwill should drop below the recorded value, we would be required to write off the excess goodwill, which could adversely affect our operating results.

         At March 31, 2002, we had on our balance sheet net goodwill in the amount of $1,882.2 million, which represented approximately 39.5% of our total assets at such date. This goodwill is an intangible asset and represents the excess of the purchase price that we paid for acquired businesses over the estimated fair market value of the net assets of those businesses. If the fair value of the goodwill, determined in accordance with applicable accounting standards, were to fall below the recorded value shown on the balance sheet, we would be required to write off the excess goodwill. Any write-off would adversely affect our results. For example, in the first quarter of 2001, we recorded a pre-tax charge of $349 million for goodwill impairment.

If we lose any member of our senior management team and are unable to find a suitable replacement, we may not have the depth of senior management resources required to efficiently manage our business and execute our growth strategy.

         Our success is highly dependent on the experience and skills of our senior management team. If we lose the services of any member of this team and are unable to find a suitable replacement, we may not have the depth of senior management resources required to efficiently manage our business and execute our growth strategy. We do not maintain "key man" life insurance with respect to members of senior management.

Our industry is highly competitive, and competitive pressures could lead to a decrease in our market share or in the prices that we can charge.

         The equipment rental industry is highly fragmented and competitive. Our competitors primarily include small, independent businesses with one or two rental locations, regional competitors which operate in one or more states, public companies or divisions of public companies, and equipment vendors and dealers who both sell and rent equipment directly to customers. We may in the future encounter increased competition from our existing competitors or from new companies. In addition, equipment manufacturers may commence or increase their existing efforts relating to renting and selling equipment directly to our customers or potential customers. Competitive pressures could adversely affect our revenues and operating results by decreasing our market share or depressing the prices that we can charge.

Disruptions in our information technology systems could adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

         Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruptions in these systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations and adjust to changing market conditions.

We are exposed to various possible claims relating to our business, and our insurance may not fully protect us.

         We are exposed to various possible claims relating to our business. These possible claims include those relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our delivery and service personnel and (3) employment related claims. We carry a broad range of insurance for the protection of our assets and operations. However, such insurance may not fully protect us for a number of reasons, including:

         o our coverage is subject to a deductible of $1.0 million and limited to a maximum of $98.0 million per occurrence;

         o we do not maintain coverage for environmental liability (other than legally required fuel storage tank coverage), since we believe that the cost for such coverage is high relative to the benefit that it provides; and

         o certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

         If we are found liable for any significant claims that are not covered by insurance, our operating results could be adversely affected. We cannot be certain that insurance will continue to be available to us on economically reasonable terms, if at all.

We are subject to numerous environmental and safety regulations. If we are required to incur compliance or remediation costs that are not currently anticipated our operating results could be hurt.

         Our operations are subject to numerous laws governing environmental protection and occupational health and safety matters. These laws regulate such issues as wastewater, stormwater, solid and hazardous wastes and materials, and air quality. Under these laws, we may be liable for, among other things, (1) the costs of investigating and remediating contamination at our sites as well as sites to which we sent hazardous wastes for disposal or treatment regardless of fault and (2) fines and penalties for non-compliance. Our operations generally do not raise significant environmental risks, but we use hazardous materials to clean and maintain equipment, and dispose of solid and hazardous waste and wastewater from equipment washing, and store and dispense petroleum products from underground and above-ground storage tanks located at certain of our locations.

         Based on the conditions currently known to us, we do not believe that any pending or likely remediation and compliance costs will have a material adverse effect on our business. We cannot be certain, however, as to the potential financial impact on our business if new adverse environmental conditions are discovered or environmental and safety requirements become more stringent. If we are required to incur environmental compliance or remediation costs that are not currently anticipated by us, our business could be adversely affected depending on the magnitude of the cost.

Labor disputes could disrupt our ability to serve our customers or lead to higher labor costs.

         We have approximately 1,000 employees that are represented by unions and covered by collective bargaining agreements. If we should experience a prolonged labor dispute involving a significant number of our employees, our ability to serve our customers could be adversely affected. Furthermore, our labor costs could increase as a result of the settlement of actual or threatened labor disputes.

Our operations outside the United States are subject to the risks normally associated with international operations, which could adversely affect our operating results.

         Our operations outside the United States are subject to the risks normally associated with international operations. These include (1) the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates, (2) the need to comply with foreign laws and (3) the possibility of political or economic instability in foreign countries.

Absence of dividends could reduce our attractiveness to investors.

         We have never paid any dividends on our common stock and have no plans to pay any such dividends in the foreseeable future. Furthermore, certain of the agreements governing our outstanding indebtedness prohibit us from paying dividends on our common stock or restrict our ability to pay such dividends. As a result, our stock may be less attractive to certain investors than the stock of dividend-paying companies.

Shares eligible for future sale could adversely affect the market price of our common stock.

         If our stockholders sell substantial amounts of our common stock (including shares issued upon exercise of warrants, options or convertible securities), the market price of our common stock could fall. Substantially all of the outstanding shares of our common stock may be sold in the public market.

Our stockholders rights plan and anti-takeover provisions in our charter and by-laws could limit our share price and deter a third party from acquiring our company.

         We have adopted a stockholders rights plan. This plan could make it difficult for a third party to acquire our company without the consent of our incumbent board of directors. Furthermore, certain provisions of our Certificate of Incorporation and By-laws, as well as applicable Delaware law, could also make it difficult for a third party to acquire our company without the consent of the incumbent board. These provisions provide, among other things, that:

         o the directors of our company (other than directors elected by the holders of our outstanding preferred stock) are divided into three classes, with directors of each class serving for a staggered three-year period;

         o directors may be removed only for cause and only upon the affirmative vote of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote;

         o        stockholders may not act by written consent;

         o stockholder nominations and proposals may only be made if specified advance notice requirements are complied with;

         o stockholders are precluded from calling a special meeting of stockholders;

         o the board of directors has the authority to issue shares of preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval; and

         o the holders of our Series C preferred stock would have the right, following completion of specified hostile change of control transactions, to elect a majority of our board of directors.

         Our stockholders rights plan and these provisions could:

         o have the effect of delaying, deferring or preventing a change of control that may be in the best interests of the stockholders and that the stockholders may favor;

         o discourage bids for our common stock at a premium over the market price; and

         o impede the ability of the holders of our common stock to change our management.

The shares that we issue under this prospectus may be subject to substantial restrictions on transfer.

         The shares that we issue under this prospectus may be subject to substantial restrictions on transfer as described under "Restrictions on Resale." As a result, you may not be able to sell your shares when you wish to and may be required to bear the risks of ownership of the shares for a prolonged period.

               ISSUANCE OF SHARES IN CONNECTION WITH ACQUISITIONS

General

         We may, from time to time, make acquisitions. This prospectus covers up to 4,000,000 shares of our common stock that we may, from time to time, issue:

         o        in connection with acquisition transactions; or

         o upon the exercise or conversion of warrants or convertible securities that we may issue in connection with acquisition transactions.

Terms of Acquisition Transactions

         We will establish the terms of each acquisition transaction through negotiations with (1) one or more of the owners of the business or assets to be acquired, (2) the management of the other company or companies that may be a party to the transaction and/or (3) representatives of one or more of the foregoing.

Structure of Acquisition Transactions

         We may make acquisitions in different ways. These include purchasing stock or other equity interests, purchasing assets, or merging or consolidating with another company. We may make acquisitions directly or through subsidiaries.

Additional Information Concerning Specific Transactions


         To the extent required by SEC rules and interpretations, we will provide additional information concerning the terms of specific transactions. We may provide this information in an amendment to the registration statement of which this prospectus forms a part or, to the extent permitted by SEC rules and interpretations, in a supplement to this prospectus or in a report that is incorporated by reference herein.

                  RESALE OF SHARES BY SELLING SECURITY HOLDERS

General

         Persons that acquire shares from us pursuant to this prospectus may, with our written consent, use this prospectus to resell such shares. We refer to the persons that may use this prospectus to resell shares as "selling security holders."

         If a selling security holder transfers any of the shares covered by this prospectus, the transferee may use this prospectus to resell such shares, provided that (1) the transfer was a private placement and (2) to the extent required by SEC rules, the transferee is identified in a supplement to this prospectus.

Plan of Distribution for Sales by Selling Security Holders

         The selling security holder may sell shares:

         o through the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise;

         o directly to purchasers or through agents, brokers, dealers or underwriters;

         o at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

         The method of sale may include any or all of the following:

         o        the sale of shares directly to purchasers;

         o the sale of shares through brokers that solicit purchasers or fill unsolicited orders;

         o        the sale of shares through underwritten public offerings;

         o the sale of shares in other transactions in which broker-dealers acquire the shares as principal and resell the shares into the public or private markets;

         o the pledge of shares to secure debts or other obligations of the selling security holders and, in the event of default, the sale of the shares by the pledgee as if it were the selling security holder;

         o        the delivery of the shares to settle short positions;

         o the writing of calls or puts with respect to the shares and the delivery of the shares in settlement of such positions; or

         o the establishment of other hedging transactions and the delivery of the shares in settlement of these positions.

         If a selling security holder sells shares through agents, brokers, dealers or underwriters, such agents, brokers, dealers or underwriters may receive compensation in the form of discounts, commissions or concessions. Such compensation may be greater than customary compensation.

         To the extent required by SEC rules and interpretations, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

Limitation on Use of this Prospectus for Resales

         You may not be able to use this prospectus for resale due to a number of factors, including:

         1. We may in our sole discretion withhold our consent to your use of this prospectus for resales or impose conditions on such use.

         2. We make no commitment to maintain the effectiveness of the registration statement of which this prospectus forms a part. If such registration statement should cease to be effective, this prospectus may no longer be used.

         3. We may be required to update the registration statement of which this prospectus forms a part. We make no commitment to do so in a specific time frame or at all. If we are required to update the registration statement, then you may not be able to use this prospectus for resales until the required updating is completed. See "Issuance of Shares in Connection with Acquisitions--Additional Information Concerning Specific Transactions."

         If you are unable to use this prospectus for resales, you may be subject to the restrictions on resale set forth in Rule 145 under the Securities Act of 1933. For additional information concerning these restrictions, see "Restrictions on Resale."

Additional Information Concerning Selling Security Holders

         To the extent required, we will file one or more supplements to this prospectus to (1) provide information concerning each selling security holder and the shares that may be sold by each selling security holder and (2) describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

                             RESTRICTIONS ON RESALE

         The shares that we issue in connection with acquisitions may be subject to restrictions on resale as described below.

Lock-up Agreements

         We may negotiate lock-up agreements in connection with particular acquisition transactions. These agreements may, among other things, prohibit a recipient of shares from disposing of such shares for a specified time period.

Rule 145 Restrictions

         Rule 145 under the Securities Act of 1933 restricts the resale of certain shares that are issued in connection with acquisitions. If we issue shares to you in connection with an acquisition and you are an affiliate of the company that we are acquiring, your shares will be subject to the Rule 145 restrictions. This will be the case even if, upon completion of the transaction, you are no longer an affiliate of such company and do not become an affiliate of our company. The term "affiliate" is defined in Rule 144 under the Securities Act of 1933.

         If Rule 145 applies to your shares, you will not be permitted to resell such shares, except (1) pursuant to an effective registration statement, (2) pursuant to an applicable exemption from registration or (3) in compliance with the volume limitations and manner of sale requirements of Rule 145. The restrictions imposed by Rule 145 will generally expire one year after you acquire your shares, provided that (i) you do not become an affiliate of our company and (ii) we continue to be a reporting company under the Securities Exchange Act of 1934.

         If you propose to sell your shares in compliance with the volume limitations and manner of sale requirements of Rule 145, then the maximum number of shares that you may sell in any three-month period may not exceed the greater of (i) 1% of our outstanding shares of common stock and (ii) the average weekly reported volume of trading in our shares of common stock on the New York Stock and all other national securities exchanges during the four calendar weeks preceding such three-month period. In addition, you may only make sales in "brokers transactions" (as defined by Rule 144 under the Securities Act of 1933).

         If your shares are subject to Rule 145, you may be able to use this prospectus to resell your shares as described under "Resale of Shares by Selling Security Holders." Sales that are made under this prospectus will not be subject to the volume limitations or manner of sale requirements of Rule 145. However, as described under "Resale of Shares by Selling Security Holders--Limitations on Use of this Prospectus for Resales," there are a number of factors that may preclude you from using this prospectus for resales.

                            VALIDITY OF COMMON STOCK

         The validity of the shares offered will be passed on for us by Ehrenreich, Eilenberg & Krause LLP, 11 East 44th Street, New York, New York.

                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included herein and in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their reports, which are included and incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedules are included and incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                             Page
                                                                                             ----
   Report of Independent Auditors...........................................................  F-2
   United Rentals, Inc. Consolidated Balance Sheets--December 31, 2001 and 2000.............  F-3
   United Rentals, Inc. Consolidated Statements of Operations for the years ended
     December 31, 2001, 2000 and 1999.......................................................  F-4
   United Rentals, Inc. Consolidated Statements of Stockholders' Equity for the years ended
     December 31, 2001, 2000 and 1999.......................................................  F-5
   United Rentals, Inc. Consolidated Statements of Cash Flows for the years ended
     December 31, 2001, 2000 and 1999.......................................................  F-6
   Notes to Consolidated Financial Statements...............................................  F-8

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
United Rentals, Inc.

    We have audited the accompanying consolidated balance sheets of United Rentals, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                          /s/  ERNST & YOUNG LLP

MetroPark, New Jersey
February 19, 2002

                             UNITED RENTALS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                         December 31
                                                                                   --------------------------------
                                                                                      2001             2000
                                                                                     ----------       ----------
                                                                                   (In thousands, except share data)
ASSETS
Cash and cash equivalents......................................................... $   27,326       $   34,384
Accounts receivable, net of allowance for doubtful accounts of $47,744 in 2001 and
  $55,624 in 2000.................................................................    450,273          469,594
Inventory.........................................................................     85,764          133,380
Prepaid expenses and other assets.................................................    133,217          104,493
Rental equipment, net.............................................................  1,747,182        1,732,835
Property and equipment, net.......................................................    410,053          422,239
Goodwill, net of accumulated amortization of $161,570 in 2001 and
  $103,219 in 2000................................................................  2,199,774        2,215,532
Other intangible assets, net......................................................      7,927           11,476
                                                                                     ----------       ----------
                                                                                   $5,061,516       $5,123,933
                                                                                     ==========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Accounts payable............................................................... $  204,773       $  260,155
   Debt...........................................................................  2,459,522        2,675,367
   Deferred taxes.................................................................    297,024          206,243
   Accrued expenses and other liabilities.........................................    174,687          136,225
                                                                                     ----------       ----------
       Total liabilities..........................................................  3,136,006        3,277,990
Commitments and contingencies
Company-obligated mandatorily redeemable convertible preferred securities of
  a subsidiary trust..............................................................    300,000          300,000
Series A and B preferred stock....................................................                     430,800
Stockholders' equity:
   Preferred stock--$.01 par value, 5,000,000 shares authorized:
     Series C perpetual convertible preferred stock--$300,000 liquidation
     preference, 300,000 shares issued and outstanding............................          3
     Series D perpetual convertible preferred stock--$150,000 liquidation
     preference, 150,000 shares issued and outstanding............................          2
   Common stock--$.01 par value, 500,000,000 shares authorized, 73,361,407
     shares issued and outstanding in 2001 and 71,065,707 in 2000.................        734              711
   Additional paid-in capital.....................................................  1,243,586          765,529
   Deferred compensation..........................................................    (55,794)
   Retained earnings..............................................................    467,106          355,850
   Accumulated other comprehensive loss...........................................    (30,127)          (6,947)
                                                                                     ----------       ----------
       Total stockholders' equity.................................................  1,625,510        1,115,143
                                                                                     ----------       ----------
                                                                                   $5,061,516       $5,123,933
                                                                                     ==========       ==========

                            See accompanying notes.

                             UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Year Ended December 31
                                                       ----------------------------------------
                                                          2001          2000          1999
                                                        ----------    ----------    ----------
                                                       (In thousands, except per share amounts)
Revenues:
 Equipment rentals.................................... $2,212,900    $2,056,683    $1,581,026
 Sales of rental equipment............................    147,101       347,678       235,678
 Sales of equipment and merchandise and other revenues    526,604       514,500       416,924
                                                        ----------    ----------    ----------
Total revenues........................................  2,886,605     2,918,861     2,233,628
Cost of revenues:
 Cost of equipment rentals, excluding depreciation....  1,053,635       907,477       676,972
 Depreciation of rental equipment.....................    320,963       328,131       280,641
 Cost of rental equipment sales.......................     88,742       208,182       136,678
 Cost of equipment and merchandise sales and other
   operating costs....................................    383,795       386,501       314,419
                                                        ----------    ----------    ----------
Total cost of revenues................................  1,847,135     1,830,291     1,408,710
                                                        ----------    ----------    ----------
Gross profit..........................................  1,039,470     1,088,570       824,918
Selling, general and administrative expenses..........    441,751       454,330       352,595
Restructuring charge..................................     28,922
Non-rental depreciation and amortization..............    106,763        86,301        62,867
                                                        ----------    ----------    ----------
Operating income......................................    462,034       547,939       409,456
Interest expense......................................    221,563       228,779       139,828
Preferred dividends of a subsidiary trust.............     19,500        19,500        19,500
Other (income) expense, net...........................      6,421        (1,836)        8,321
                                                        ----------    ----------    ----------
Income before provision for income taxes and
  extraordinary item..................................    214,550       301,496       241,807
Provision for income taxes............................     91,977       125,121        99,141
                                                        ----------    ----------    ----------
Income before extraordinary item......................    122,573       176,375       142,666
Extraordinary item, net of tax benefit of $6,759......     11,317
                                                        ----------    ----------    ----------
Net income............................................ $  111,256    $  176,375    $  142,666
                                                        ==========    ==========    ==========
Earnings per share--basic:
 Income before extraordinary item..................... $     1.70    $     2.48    $     2.00
 Extraordinary item, net..............................       0.16
                                                        ----------    ----------    ----------
 Net income........................................... $     1.54    $     2.48    $     2.00
                                                        ==========    ==========    ==========
Earnings per share--diluted:
 Income before extraordinary item..................... $     1.30    $     1.89    $     1.53
 Extraordinary item, net..............................       0.12
                                                        ----------    ----------    ----------
 Net income........................................... $     1.18    $     1.89    $     1.53
                                                        ==========    ==========    ==========


                            See accompanying notes.

                             UNITED RENTALS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  Common Stock
                                                                 --------------
                                          Series C    Series D
                                          Perpetual   Perpetual
                                         Convertible Convertible Number          Additional                         Compre-
                                          Preferred   Preferred    of             Paid-in      Deferred   Retained  hensive
                                            Stock       Stock    Shares  Amount   Capital    Compensation Earnings  Income
                                         ----------- ----------- ------  ------  ----------  ------------ -------- --------
                                                                                  (In thousands)
Balance, December 31, 1998..............                         68,428  $  684  $  689,018               $ 36,809
  Comprehensive income:
   Net income...........................                                                                   142,666 $142,666
   Other comprehensive income:
    Foreign currency translation
     adjustments........................                                                                                598
                                                                                                                   --------
  Comprehensive income..................                                                                           $143,264
                                                                                                                   ========
  Issuance of common stock..............                          2,292      23      64,678
  Exercise of common stock options......                          1,331      14      32,477
                                            -----       -----    ------  ------  ----------    --------   --------
Balance, December 31, 1999..............                         72,051     721     786,173                179,475
  Comprehensive income:
   Net income...........................                                                                   176,375 $176,375
   Other comprehensive income:
    Foreign currency translation
     adjustments........................                                                                             (7,264)
                                                                                                                   --------
  Comprehensive income..................                                                                           $169,111
                                                                                                                   ========
  Issuance of common stock..............                            774       8       9,867
  Exercise of common stock options......                             26                 421
  Shares repurchased and retired........                         (1,785)    (18)    (30,932)
                                            -----       -----    ------  ------  ----------    --------   --------
Balance, December 31, 2000..............                         71,066     711     765,529                355,850
  Comprehensive income:.................
   Net income...........................                                                                   111,256 $111,256
   Other comprehensive income:
    Foreign currency translation
     adjustments........................                                                                            (16,137)
    Cumulative effect on equity of
     adopting SFAS 133, net of tax of
     $1,784.............................                                                                             (2,516)
    Derivatives qualifying as hedges,
     net of tax of $3,212...............                                                                             (4,527)

                                                                                                                   --------
  Comprehensive income..................                                                                           $ 88,076

                                                                                                                   ========
  Issuance of common stock under
   deferred compensation plans..........                          2,928      29      61,941    $(61,970)
  Amortization of deferred
   compensation.........................                                                          6,176
  Issuance of Series C perpetual
   convertible preferred stock..........    $   3                                   286,734
  Issuance of Series D perpetual
   convertible preferred stock..........                $   2                       143,667
  Issuance of common stock..............                              3                  50
  Exercise of common stock options......                            715       8      10,409
  Shares repurchased and retired........                         (1,351)    (14)    (24,744)

                                            -----       -----    ------  ------  ----------    --------   --------
Balance, December 31, 2001..............    $   3       $   2    73,361  $  734  $1,243,586    $(55,794)  $467,106

                                            =====       =====    ======  ======  ==========    ========   ========



                                          Accumulated
                                             Other
                                         Comprehensive
                                         (Loss) Income
                                         -------------

Balance, December 31, 1998..............   $   (281)
  Comprehensive income:
   Net income...........................
   Other comprehensive income:
    Foreign currency translation
     adjustments........................        598

  Comprehensive income..................

  Issuance of common stock..............
  Exercise of common stock options......
                                           --------
Balance, December 31, 1999..............        317
  Comprehensive income:
   Net income...........................
   Other comprehensive income:
    Foreign currency translation
     adjustments........................     (7,264)

  Comprehensive income..................

  Issuance of common stock..............
  Exercise of common stock options......
  Shares repurchased and retired........
                                           --------
Balance, December 31, 2000..............     (6,947)
  Comprehensive income:.................
   Net income...........................
   Other comprehensive income:
    Foreign currency translation
     adjustments........................    (16,137)
    Cumulative effect on equity of
     adopting FAS 133, net of tax of
     $1,784.............................     (2,516)
    Derivatives qualifying as hedges,
     net of tax of $3,212...............     (4,527)


  Comprehensive income..................


  Issuance of common stock under
   deferred compensation plans..........
  Amortization of deferred
   compensation.........................
  Issuance of Series C perpetual
   convertible preferred stock..........
  Issuance of Series D perpetual
   convertible preferred stock..........
  Issuance of common stock..............
  Exercise of common stock options......
  Shares repurchased and retired........

                                           --------
Balance, December 31, 2001..............   $(30,127)

                                           ========

                            See accompanying notes.

                             UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended December 31
                                                                                  -----------------------------------
                                                                                      2001        2000        1999
                                                                                  -----------  ---------  -----------
                                                                                             (In thousands)
Cash Flows From Operating Activities:
Net income....................................................................... $   111,256  $ 176,375  $   142,666
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..................................................     427,726    414,432      343,508
  Gain on sales of rental equipment..............................................     (58,359)  (139,496)     (99,000)
  Gain on sales of businesses....................................................                 (4,084)      (1,842)
  Amortization of deferred compensation..........................................       6,176
  Restructuring charge...........................................................      10,893
  Extraordinary item.............................................................      18,076
  Deferred taxes.................................................................     100,683    109,280       41,820
Changes in operating assets and liabilities:
  Accounts receivable............................................................      24,888      8,613      (93,716)
  Inventory......................................................................      87,084     69,706       (6,544)
  Prepaid expenses and other assets..............................................       8,148    (29,848)       7,257
  Accounts payable...............................................................     (58,713)   (16,091)      64,453
  Accrued expenses and other liabilities.........................................      18,852    (76,166)      22,758
                                                                                  -----------  ---------  -----------
   Net cash provided by operating activities.....................................     696,710    512,721      421,360
                                                                                  -----------  ---------  -----------

Cash Flows From Investing Activities:
Purchases of rental equipment....................................................    (449,770)  (808,204)    (718,112)
Purchases of property and equipment..............................................     (47,548)  (153,770)    (123,649)
Proceeds from sales of rental equipment..........................................     147,101    347,678      235,678
Proceeds from sales of businesses................................................                 19,246        6,521
Purchases of other companies.....................................................     (54,838)  (347,337)    (986,790)
Payments of contingent purchase price............................................      (2,103)   (16,266)      (8,216)
In-process acquisition costs.....................................................      (2,485)    (4,285)      (1,002)
                                                                                  -----------  ---------  -----------
   Net cash used in investing activities.........................................    (409,643)  (962,938)  (1,595,570)
                                                                                  -----------  ---------  -----------

Cash Flows From Financing Activities:
Proceeds from issuance of common stock, net of issuance costs....................                              64,701
Proceeds from the issuance of Series A Preferred, net of issuance costs..........                             287,000
Proceeds from the issuance of Series B Preferred, net of issuance costs..........                             143,800
Proceeds from debt...............................................................   2,053,467    456,202    1,083,616
Payments on debt.................................................................  (2,300,507)  (134,599)    (497,650)
Proceeds from sale-leaseback.....................................................      12,435    193,478       88,000
Payments of financing costs......................................................     (29,042)   (16,408)     (19,443)
Proceeds from the exercise of common stock options...............................      10,417        331       26,989
Shares repurchased and retired...................................................     (24,758)   (30,950)
                                                                                  -----------  ---------  -----------
   Net cash provided by (used in) financing activities...........................    (277,988)   468,054    1,177,013
Effect of foreign exchange rates.................................................     (16,137)    (7,264)         598
                                                                                  -----------  ---------  -----------
Net increase (decrease) in cash and cash equivalents.............................      (7,058)    10,573        3,401
Cash and cash equivalents at beginning of year...................................      34,384     23,811       20,410
                                                                                  -----------  ---------  -----------
Cash and cash equivalents at end of year......................................... $    27,326  $  34,384  $    23,811
                                                                                  ===========  =========  ===========

                            See accompanying notes.

                             UNITED RENTALS, INC.

                                                                            Year Ended December 31
                                                                       -------------------------------
                                                                         2001       2000       1999
                                                                       --------  ---------  ----------
                                                                                (In thousands)
Supplemental disclosure of cash flow information:
Cash paid for interest................................................ $230,385  $ 248,763  $  124,285
Cash paid for taxes, net of refunds................................... $(30,799) $  23,746  $   17,509

Supplemental schedule of non-cash investing and financing activities
The Company acquired the net assets and assumed certain liabilities of other companies as follows:
 Assets, net of cash acquired......................................... $ 21,465  $ 529,204  $1,468,567
 Liabilities assumed..................................................   (4,612)  (133,120)   (472,382)
 Less:
   Amounts paid in common stock.......................................             (10,000)
   Amounts paid through issuance of debt..............................     (600)   (65,500)     (9,395)
                                                                       --------  ---------  ----------
                                                                         16,253    320,584     986,790
 Due to seller and other payments.....................................   38,585     26,753
                                                                       --------  ---------  ----------
Net cash paid......................................................... $ 54,838  $ 347,337  $  986,790
                                                                       ========  =========  ==========




                            See accompanying notes.

                             UNITED RENTALS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Basis of Presentation

    United Rentals, Inc. is principally a holding company ("Holdings") and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings was incorporated in July 1998 and became the parent of URI on August 5, 1998, pursuant to the reorganization of the legal structure of URI. Prior to such reorganization, the name of URI was United Rentals, Inc. References herein to the "Company" refer to Holdings and its subsidiaries, with respect to periods following the reorganization, and to URI and its subsidiaries, with respect to periods prior to the reorganization. As a result of the reorganization, Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URI. URI's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

    The Company rents a broad array of equipment to a diverse customer base that includes construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others in the United States, Canada and Mexico. In addition to renting equipment, the Company sells used rental equipment, acts as a dealer for new equipment and sells related merchandise, parts and service. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Therefore, the accompanying balance sheets are presented on an unclassified basis.

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, giving retroactive effect for the reorganization for all periods presented. All significant intercompany accounts and transactions have been eliminated.

2.  Summary of Significant Accounting Policies

Cash Equivalents

    The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

    The Company maintains an allowance for doubtful accounts. This allowance reflects the Company's estimate of the amount of its receivables that it will be unable to collect.

Inventory

    Inventory consists of equipment, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market and is net of a reserve for obsolescence and shrinkage of $9.4 million and $15.5 million at December 31, 2001 and 2000, respectively. Cost is determined on either a weighted average or first-in, first-out method.

Rental Equipment

    Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Ordinary repair and maintenance costs are charged to operations as incurred.

                             UNITED RENTALS, INC.

Property and Equipment

    Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of estimated useful lives for property and equipment is two to thirty-nine years. Ordinary repair and maintenance costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Goodwill

    Goodwill consists of the excess of cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over forty years. Beginning January 1, 2002, goodwill will no longer be amortized, but will be tested on at least an annual basis for impairment, see "--Impact of Recently Issued Accounting Standards" for further information.

Other Intangible Assets

    Other intangible assets consists of non-compete agreements. The non-compete agreements are being amortized on a straight-line basis for a period ranging from three to eight years.

Long-Lived Assets

    Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, the Company assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these financial statements.

Derivative Financial Instruments

    The FASB issued, and subsequently amended, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which became effective for the Company on January 1, 2001. Under SFAS No. 133, all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge. Derivative financial instruments are periodically used by the Company in the management of its interest rate and foreign currency exposures. Derivative financial instruments are not used for trading purposes.

Translation of Foreign Currency

    Assets and liabilities of the Company's subsidiaries operating outside the United States which account in a functional currency other than U.S. dollars are translated into U.S. dollars using exchange rates at the end of the year. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss within shareholders' equity.

                             UNITED RENTALS, INC.

Fair Value of Financial Instruments

    The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the revolving credit facility, term loan, and receivables securitization are determined using current interest rates for similar instruments as of December 31, 2001 and 2000 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's other financial instruments at December 31, 2001 and 2000 are based upon available market information and are as follows:

                                                2001                       2000
                                     -------------------------- --------------------------
                                     Carrying Amount Fair Value Carrying Amount Fair Value
                                     --------------- ---------- --------------- ----------
                                                        (In thousands)
Redeemable convertible preferred
  securities........................   $  300,000    $  204,480    $300,000      $133,125
Senior and senior subordinated notes    1,401,653     1,427,850     951,153       702,500
Other debt..........................       40,717        40,717      94,086        94,086

Preferred Stock

    The Company issued Series A Perpetual Convertible Preferred Stock ("Series A Preferred") and Series B Perpetual Convertible Preferred Stock ("Series B Preferred") in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public companies as to when redeemable preferred stock may be classified as stockholders' equity. This guidance indicates that preferred stock that would be subject to redemption on the occurrence of an event outside the control of the issuer may not be classified as equity and that the probability of the event occurring is not a factor to be considered. Under this guidance, the Series A Preferred and Series B Preferred would not be included in stockholders' equity because this stock would be subject to mandatory redemption on a hostile change of control. On September 28, 2001, the Company entered into an agreement effecting the exchange of new Series C Perpetual Convertible Preferred Stock ("Series C Preferred") for the Series A Preferred and new Series D Perpetual Convertible Preferred Stock ("Series D Preferred") for the Series B Preferred (see Note
10). The Series C Preferred and Series D Preferred stock is not subject to mandatory redemption on a hostile change of control, and is classified as stockholders' equity under the recently issued SEC guidance.

    The effect of the foregoing is that the Company's perpetual convertible preferred stock is classified as stockholders' equity as of September 28, 2001 and thereafter, but is classified outside of stockholders' equity for earlier dates. Accordingly, the Company has restated the 2000 balance sheet to show its $430.8 million of perpetual convertible preferred stock under "Series A and B Preferred Stock" rather than under "Stockholders' Equity." The Company has also made a corresponding change to the related Consolidated Statements of Stockholders' Equity. In all other respects, the financial statements remain unchanged, including total assets and liabilities, revenues, operating income, net income and earnings per share.

Revenue Recognition

    Revenue related to the sale of equipment and merchandise is recognized at the time of delivery to, or pick-up by, the customer. Revenue related to rental equipment is recognized over the contract term.

                             UNITED RENTALS, INC.

Advertising Expense

    The Company advertises primarily through trade publications and Yellow Pages. Advertising costs are expensed as incurred and totaled $11.9 million, $23.8 million and $19.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes

    The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include restructuring charges, allowance for doubtful accounts, useful lives for depreciation, goodwill and other asset impairments, loss contingencies and fair values of financial instruments. Actual results could differ from those estimates.

Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions.

    Concentration of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. No single customer represents greater than 1% of total accounts receivable. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

Stock-Based Compensation

    The Company accounts for its stock based compensation arrangements under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Since stock options are granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense is recognized.

Insurance

    The Company is insured for general liability, workers' compensation, and group medical claims up to a specified claim and aggregate amounts (subject to a deductible of one million dollars). Insured losses subject to this deductible are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

                             UNITED RENTALS, INC.

Impact of Recently Issued Accounting Standards

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This standard addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. Effective July 1, 2001, the Company adopted SFAS No. 141.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This standard addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". This standard is effective for fiscal years beginning after December 15, 2001. However, this standard is immediately effective in cases where goodwill and intangible assets are acquired after June 30, 2001. Under this standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Goodwill amortization for the year ended December 31, 2001 was approximately $58.4 million. The Company is currently performing impairment tests in connection with the adoption of this standard on January 1, 2002 and estimates the non-cash transition charge to be approximately $350 million, which will be recognized in the first quarter of 2002. This charge will be recorded on the income statement as a "Cumulative Effect of Change in Accounting Principle" and will reduce our stockholders' equity by the amount of the charge.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This standard is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications

    Certain prior year balances have been reclassified to conform to the 2001 presentation.

3.  Acquisitions

    The acquisitions completed during the years ended December 31, 2001, 2000 and 1999 include 3, 53 and 102 acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates.

    The aggregate initial consideration paid by the Company for 2001 acquisitions that were accounted for as purchases was $12.1 million and consisted of approximately $11.5 million in cash and $0.6 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness in the aggregate amount of approximately $4.9 million.

    During 2000, the Company purchased the outstanding stock and certain assets of (i) Liddell Brothers Inc., in February, (ii) Safety Lites Sales and Leasing, Inc., in March, (iii) Durante Equipment Corp., Inc., in June, (iv) Horizon High Reach, Inc., in September, and (v) Wiese Planning & Engineering Inc., in December. The aggregate initial consideration paid for these five acquisitions that were accounted for as purchases was approximately $153.1 million and consisted of $83.8 million in cash and 761,905 shares of common stock and $59.3 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of these companies acquired in the aggregate amount of approximately $5.5 million.

                             UNITED RENTALS, INC.

    The aggregate initial consideration paid by the Company for other 2000 acquisitions that were accounted for as purchases was $210.2 million and consisted of approximately $184.6 million in cash and $6.2 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of the companies acquired in the other 2000 acquisitions in the aggregate amount of $77.5 million.

    During 1999, the Company purchased the outstanding stock and certain assets of (i) National Equipment Finance Company, in June, (ii) Mi-Jack Products, Inc. and related entities, in May, (iii) Elmen Rent All, Inc., in June, (iv) Forte, Inc., in March, and (v) Arayco, Inc. in June. The aggregate initial consideration paid for these five acquisitions that were accounted for as purchases was approximately $275.4 million and consisted of $270.4 million in cash and $5.0 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of these companies acquired in the aggregate amount of approximately $99.8 million.

    The aggregate initial consideration paid by the Company for other 1999 acquisitions accounted for as purchases was $663.6 million and consisted of approximately $659.2 million in cash and $4.4 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of the companies acquired in the other 1999 acquisitions in the aggregate amount of approximately $239.3 million.

    The purchase prices for all acquisitions accounted for as purchases have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. However, the Company has not completed its valuation of all of its purchases and, accordingly, the purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. The preliminary purchase price allocations that are subject to change primarily consist of rental and non-rental equipment valuations. These allocations are finalized within 12 months of the acquisition date and are not expected to result in significant differences between the preliminary and final allocations.

    The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the year ended December 31, 2000 as though each acquisition described above was made on January 1, 2000 (in thousands, except per share data).


                     Revenues.................. $3,095,872
                     Net income................    182,342
                     Basic earnings per share.. $     2.54
                                                ==========
                     Diluted earnings per share $     1.94
                                                ==========

    Since the acquisitions made during the year ended December 31, 2001 had an insignificant impact on the Company's pro forma results of operations, the pro forma results of operations for the year ended December 31, 2001 are not shown.

    The unaudited pro forma results are based upon certain assumptions and estimates which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

Other Costs

    The results of operations for the year ended December 31, 1999 include pre-tax expenses related to a terminated tender offer totaling approximately $18.2 million ($10.8 million after tax), primarily consisting of $8.3 million in professional fees recorded in selling, general and administrative expense and $9.9 million in financing commitment fees recorded in other (income) expense, net.

                             UNITED RENTALS, INC.

4.  Restructuring Charge

    During the second quarter of 2001, the Company recorded a restructuring charge of approximately $28.9 million. The charge primarily relates to the closure or consolidation of underperforming branches and administrative offices, a reduction in the Company's workforce, and the abandonment of certain information technology projects. During 2001, total activity was approximately $21.9 million consisting of approximately $11.0 million of cash payments and approximately $10.9 million of non-cash charges. Of the remaining $7.0 million of this charge, approximately $3.6 million will be paid by December 31, 2002 and approximately $3.4 million will be paid in future periods.

    Components of the restructuring charge are as follows:

                                                            Activity   Balance
                                              Restructuring    in    December 31,
                                                 Charge       2001       2001
                                              ------------- -------- ------------
                                                        (In thousands)
   Costs to vacate facilities................    $18,291    $14,753     $3,538
   Workforce reduction costs.................      5,666      3,611      2,055
   Information technology costs..............      4,965      3,548      1,417

                                                 -------    -------     ------
                                                 $28,922    $21,912     $7,010
                                                 =======    =======     ======

    Under the restructuring plan, 31 underperforming branches and five administrative offices were closed or consolidated as of December 31, 2001, the Company's workforce will be reduced by 489 through the termination of branch and administrative personnel (including 440 terminated as of December 31, 2001), and certain information technology hardware and software will no longer be used. The workforce reduction costs primarily represent severance. The costs to vacate facilities primarily represent the payment of obligations under leases offset by estimated sublease opportunities ($9.9 million), the write-off of capital improvements made to such facilities ($2.8 million) and the write-off of related goodwill ($5.6 million). The information technology costs represent the abandonment of certain information technology projects ($2.5 million) and the payment of obligations under equipment leases relating to such projects ($2.5 million).

5.  Rental Equipment

    Rental equipment consists of the following:

                                                            December 31
                                                      ----------------------
                                                         2001        2000
                                                      ----------  ----------
                                                          (In thousands)
   Rental equipment.................................. $2,485,573  $2,281,994
   Less accumulated depreciation.....................   (738,391)   (549,159)
                                                      ----------  ----------
   Rental equipment, net............................. $1,747,182  $1,732,835
                                                      ----------  ----------

                             UNITED RENTALS, INC.

6.  Property and Equipment

    Property and equipment consist of the following:

                                                                December 31
                                                           --------------------
                                                              2001       2000
                                                           ---------  ---------
                                                              (In thousands)
Land...................................................... $  45,050  $  53,612
Buildings.................................................    91,097    104,925
Transportation equipment..................................   247,548    228,265
Machinery and equipment...................................    47,672     36,587
Furniture and fixtures....................................    61,573     56,109
Leasehold improvements....................................    61,194     48,952
                                                           ---------  ---------
                                                             554,134    528,450
Less accumulated depreciation and amortization............  (144,081)  (106,211)
                                                           ---------  ---------
Property and equipment, net............................... $ 410,053  $ 422,239
                                                           =========  =========

7.  Goodwill Amortization

     As discussed above in Note 2, goodwill will no longer be amortized upon the adoption of SFAS No. 142. The table below shows a reconciliation of reported income before extraordinary item, net income and earnings per share to adjusted income before extraordinary item, net income and earnings per share excluding goodwill amortization as if the elimination of goodwill amortization requirement under SFAS No. 142 was adopted on January 1, 1999 (in thousands, except per share data):

                                                   Year Ended December 31
                                              --------------------------------
                                                2001        2000        1999
                                              ---------   ---------   --------
Income before extraordinary item ............  $122,573    $176,375   $142,666
Goodwill amortization expense, net of tax ...    46,022      43,216     28,508
                                               --------    --------   --------
Adjusted income before extraordinary item ...  $168,595    $219,591   $171,174
                                               ========    ========   ========

Net income ..................................  $111,256    $176,375   $142,666
Goodwill amortization expense, net of tax ...    46,022      43,216     28,508
                                               --------    --------   --------
Adjusted net income .........................  $157,278    $219,591   $171,174
                                               ========    ========   ========

Earnings per share - basic:
Income before extraordinary item ............  $   1.70    $   2.48   $   2.00
Goodwill amortization expense, net of tax ...      0.64        0.61       0.40
                                               --------    --------   --------
Adjusted income before extraordinary item ...  $   2.34    $   3.09   $   2.40
                                               ========    ========   ========

Earnings per share - basic:
Net income ..................................  $   1.54    $   2.48   $   2.00
Goodwill amortization expense, net of tax ...      0.64        0.61       0.40
                                               --------    --------   --------
Adjusted net income .........................  $   2.18    $   3.09   $   2.40
                                               ========    ========   ========

Earnings per share - diluted:
Income before extraordinary item ............  $   1.30    $   1.89   $   1.53
Goodwill amortization expense, net of tax ...      0.48        0.44       0.30
                                               --------    --------   --------
Adjusted income before extraordinary item ...  $   1.78    $   2.33   $   1.83
                                               ========    ========   ========

Earnings per share - diluted:
Net income ..................................  $   1.18    $   1.89   $   1.53
Goodwill amortization expense, net of tax ...      0.49        0.44       0.30
                                               --------    --------   --------
Adjusted net income .........................  $   1.67    $   2.33   $   1.83
                                               ========    ========   ========

8.  Accrued Expenses and Other Liabilities

    Accrued expenses and other liabilities consist of the following:

                                                                 December 31
                                                              -----------------
                                                                2001     2000
                                                              -------- --------
                                                               (In thousands)
Accrued profit sharing....................................... $ 40,412 $ 39,485
Accrued insurance............................................   18,559   15,428
Accrued interest.............................................   47,671   36,993
Other........................................................   68,045   44,319
                                                              -------- --------
                                                              $174,687 $136,225
                                                              ======== ========

                             UNITED RENTALS, INC.

9.  Debt

    Debt consists of the following:

                                                                      December 31
                                                                 ---------------------
                                                                    2001       2000
                                                                 ---------- ----------
                                                                    (In thousands)
Credit Facility, interest payable at a weighted average rate of
  4.5% and 7.8% at December 31, 2001 and 2000,
  respectively.................................................. $   71,259 $  337,000
Term Loan, interest payable at 5.3% at December 31, 2001........    744,375
Term Loan B, interest payable at 8.9% at
  December 31, 2000.............................................               246,875
Term Loan C, interest payable at 9.3% at
  December 31, 2000.............................................               748,125
Term Loan D, interest payable at a weighted average rate of
  9.2% at December 31, 2000.....................................               198,128
9 1/2% Senior Subordinated Notes, interest payable
  semi-annually.................................................    200,000    200,000
8.8% Senior Subordinated Notes, interest payable semi-annually..    201,653    201,153
9 1/4% Senior Subordinated Notes, interest payable
  semi-annually.................................................    300,000    300,000
9% Senior Subordinated Notes, interest payable semi-annually....    250,000    250,000
10 3/4% Senior Notes, interest payable semi-annually............    450,000
Receivables securitization, interest payable at 2.6% and 7.4% at
  December 31, 2001 and 2000, respectively......................    201,518    100,000
Other debt, interest payable at various rates ranging from 5.3%
  to 10% and 4% to 11% at December 31, 2001 and 2000,
  respectively, due through 2005................................     40,717     94,086
                                                                 ---------- ----------
                                                                 $2,459,522 $2,675,367
                                                                 ========== ==========

    Refinancing Transaction. In April 2001, the Company obtained the new senior secured credit facility and issued the 10 3/4% senior notes both described below. The proceeds from the senior secured credit facility and senior notes were used to refinance outstanding secured indebtedness of approximately $1,664.5 million and obligations under a synthetic lease of $31.2 million. As a result of the refinancing, the Company recorded an extraordinary charge of approximately $18.1 million ($11.3 million, net of tax), primarily related to the write-off of financing fees, and a charge of approximately $7.8 million recorded in other (income) expense, net related to refinancing costs of the synthetic lease.

                             UNITED RENTALS, INC.

    New Senior Secured Credit Facility. The new senior secured credit facility that the Company obtained in April 2001 is comprised of a revolving credit facility and a term loan.

     New Revolving Credit Facility. The revolving credit facility enables URI to borrow up to $750 million on a revolving basis and enables one of its Canadian subsidiaries to borrow up to $40 million (provided that the aggregate borrowings of URI and the Canadian subsidiary may not exceed $750 million). Up to $100 million of the revolving credit facility is available in the form of letters of credit ($65.5 million outstanding as of December 31, 2001). The revolving credit facility will mature and terminate on October 20, 2006.

     As of December 31, 2001, borrowings under the revolving credit facility accrue interest, at the Company's option, at either (A) the ABR Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 1.25% or (B) an adjusted LIBOR rate plus a margin of 2.25%. The above interest rate margins are adjusted quarterly based on the Company's financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively.

     As of December 31, 2001, borrowings by the Canadian subsidiary under the revolving credit facility accrue interest, at such subsidiary's option, at either (X) the Prime rate (which is equal to the Chase Manhattan Bank of Canada's prime rate) plus a margin of 1.25% or (Y) the B/A rate (which is equal to the Chase Manhattan Bank of Canada's B/A rate) plus a margin of 2.25%. The above interest rate margins are adjusted quarterly based on the Company's financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the Prime rate and the B/A rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the Prime rate and the B/A rate, respectively. If at any time an event of default exists, the interest rate applicable to each loan will increase by 2% per annum.

     The Company is also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

     New Term Loan. On April 20, 2001, URI obtained a $750 million term loan. Amounts repaid in respect of the term loan may not be reborrowed. URI must repay the principal of the term loan in installments, over six and one-half years, as follows: (i) on June 30, 2001 and on the last day of each calendar quarter thereafter up to and including September 30, 2006, URI must repay $1.9 million and (ii) on the last day of each calendar quarter thereafter up to and including September 30, 2007, URI must repay $177.2 million.

     Borrowings under the term loan accrue interest, at URI's option, at either
(a) the ABR rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 2.0%, or (b) an adjusted LIBOR rate plus a margin of 3.0%.

                             UNITED RENTALS, INC.

    Covenants. The agreements governing the new senior secured credit facility contain certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) the ratio of senior debt to cash flow, (b) minimum interest coverage ratio, (c) the ratio of funded debt to cash flow, and (d) the ratio of senior debt to tangible assets. These agreements also contain various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities and (iv) make acquisitions unless certain financial conditions are satisfied.

    Guarantees and Security. URI's obligations under the new senior secured facility are, subject to limited exceptions, (i) guaranteed by Holdings and URI's United States subsidiaries and (ii) secured by substantially all of URI's assets, the stock of URI and the stock of Holding's other United States subsidiaries and a portion of the stock of Holding's Canadian subsidiaries. The obligations of the Canadian subsidiary that may borrow under the revolving credit facility are guaranteed by the Company's other Canadian subsidiaries and are secured by substantially all of the assets of this Canadian subsidiary and the stock of its subsidiaries.

    10 3/4% Senior Notes. URI issued $450 million aggregate principal amount of 10 3/4% Senior Notes (the "10 3/4% Notes") which are due April 15, 2008. The net proceeds from the sale of the 10 3/4% Notes were approximately $439.9 million (after deducting the initial purchasers' discount and offering expenses). The 10 3/4% Notes are unsecured and are guaranteed by Holdings and URI's domestic subsidiaries. The 10 3/4% Notes mature on April 15, 2008 and may be redeemed by URI on or after April 15, 2005, at specified redemption prices that range from 105.375% in 2005 to 100.0% in 2007 and thereafter. In addition, on or prior to April 15, 2004, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 10 3/4% Notes at a redemption price of 110.75%. The indenture governing the 10 3/4% Notes contains certain restrictive covenants, including limitations on (i) additional indebtedness, (ii) restricted payments, (iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates, (vii) the disposition of proceeds of asset sales and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

    Senior Subordinated Notes. The senior subordinated notes shown in the debt table above were issued by URI, are unsecured, and are guaranteed by URI's domestic subsidiaries. The 9 1/2% Senior Subordinate Notes mature on June 1, 2008 and may be redeemed by URI on or after June 1, 2003, at specified redemption prices that range from 104.75% in 2003 to 100.0% in 2006 and thereafter. The 8.80% Senior Subordinated Notes mature on August 15, 2008 and may be redeemed by URI on or after August 15, 2003, at specified redemption prices that range from 104.4% in 2003 to 100.0% in 2006 and thereafter. The
9 1/4% Senior Subordinated Notes mature on January 15, 2009 and may be redeemed by URI on or after June 15, 2004, at specified redemption prices that range from 104.625% in 2004 to 100.0% in 2007 and thereafter. The 9% Senior Subordinated Notes mature on April 1, 2009 and may be redeemed by URI on or after April 1, 2004, at specified redemption prices that range from 104.5% in 2004 to 100.0% in 2007 and thereafter.

    The indentures governing URI's senior subordinated notes contain certain restrictive covenants, including limitations on (i) additional indebtedness,
(ii) restricted payments, (iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates,
(vii) the disposition of proceeds of asset sales and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

                             UNITED RENTALS, INC.

    Receivables Securitization. The Company has an accounts receivable securitization facility under which one of its subsidiaries can borrow up to $250 million against a collateral pool of accounts receivable. The borrowings under the facility and the receivables in the collateral pool are included in the liabilities and assets, respectively, reflected on the Company's consolidated balance sheet. Key terms of this facility include: (i) borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount, (ii) the facility is structured so that the receivables in the collateral pool are the lenders only source of repayment, (iii) prior to expiration or early termination of the facility, amounts collected on the receivables may, subject to certain conditions, be retained by the borrower, provided that the remaining receivables in the collateral pool are sufficient to secure the then outstanding borrowings and (iv) after expiration or early termination of the facility, the Company will repay the borrowings.

    As of December 31, 2001, (i) the outstanding borrowings under the facility were approximately $201.5 million and (ii) the aggregate face amount of the receivables in the collateral pool was approximately $337.6 million. The agreement governing this facility, which was amended in June 2001, contemplates that the term of the facility may extend for up to three years from the date of the amended facility. However, on each anniversary of such date, the consent of the lender is required for the facility to renew for the next year. The next anniversary date is in June 2002. The Company plans to seek the lender's approval for renewal.

    Interest Rate Swap Agreements. As of December 31, 2001, the Company had outstanding interest rate swap agreements that convert $200.0 million of its variable rate term loan to a fixed rate instrument through 2003. These swap agreements are designated as cash flow hedges. Changes in the fair values of the Company's cash flow hedges are recorded in other comprehensive income and reclassified into earnings in the same periods during which the hedged transactions affect earnings. The Company also had outstanding interest rate swap agreements that convert $300.0 million of its fixed rate 9 1/4% Notes to a floating rate instrument through 2009. These swap agreements are designated as fair value hedges. Changes in the fair values of the Company's fair value hedges, as well as the offsetting fair value changes in the hedged items, are recorded in current income. The Company estimates the amount that will be reclassified into earnings in 2002 is approximately $2.8 million. There is no ineffectiveness related to the Company's hedges.
     Maturities.   Maturities of the Company's debt for each of the next five years at December 31, 2001 are as follows (In thousands):

2002...... $  222,784
2003......     16,013
2004......     25,088
2005......      8,351
2006......    254,071
Thereafter  1,933,215

    The maturities in 2002 are comprised primarily of amounts outstanding under the accounts receivable securitization facility. As described above, the annual renewal of the Company's accounts receivable securitization facility requires the lender's consent. If the Company does not obtain this consent, then the facility will terminate in June 2002 and the Company will repay the borrowings thereunder.

                             UNITED RENTALS, INC.

10. Income Taxes

    The provision for federal, state and provincial income taxes is as follows:

                                          Year ended December 31
                                         ------------------------
                                          2001     2000    1999
                                         ------- -------- -------
                                              (In thousands)
              Historical:
                 Domestic federal:
                     Current............         $ 10,419 $39,643
                     Deferred........... $81,507   97,756  37,598
                                         ------- -------- -------
                                          81,507  108,175  77,241
                 Domestic state:
                     Current............   1,978    3,587  10,405
                     Deferred...........   4,570    6,815   3,437
                                         ------- -------- -------
                                           6,548   10,402  13,842
                                         ------- -------- -------
                     Total domestic.....  88,055  118,577  91,083
                 Foreign federal:
                     Current............   1,626    1,061   4,917
                     Deferred...........   1,603    3,590     465
                                         ------- -------- -------
                                           3,229    4,651   5,382
                 Foreign provincial:
                     Current............              774   2,356
                     Deferred...........     693    1,119     320
                                         ------- -------- -------
                                             693    1,893   2,676
                                         ------- -------- -------
                     Total foreign......   3,922    6,544   8,058
                                         ------- -------- -------
                                         $91,977 $125,121 $99,141
                                         ======= ======== =======

    A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item is as follows:

                                                 Year ended December 31
                                               -------------------------
                                                 2001     2000     1999
                                               -------  -------- -------
                                                     (In thousands)
Computed tax rate at statutory tax rate....... $75,064  $105,524 $84,632
State income taxes, net of federal tax benefit   4,256     6,762   8,997
Non-deductible expenses.......................  13,072     9,992   6,265
Other.........................................    (415)    2,843    (753)
                                               -------  -------- -------
                                               $91,977  $125,121 $99,141
                                               =======  ======== =======

                             UNITED RENTALS, INC.

    The components of deferred income tax assets (liabilities) are as follows:

                                                 December 31
                                            --------------------
                                               2001       2000
                                            ---------  ---------
                                               (In thousands)
Property and equipment..................... $(431,515) $(298,058)
Intangibles................................   (48,163)   (32,518)
Reserves and allowances....................    38,767     37,460
Net operating loss and credit carryforwards   140,455     84,257
Other......................................     3,432      2,616

                                            ---------  ---------
                                            $(297,024) $(206,243)
                                            =========  =========

    The current and deferred tax assets and liabilities at December 31, 2001 include the effects of certain reclassifications related to differences between the income tax provisions and tax returns for prior years. These reclassifications had no effect on net income.

    For financial reporting purposes, income before income taxes and extraordinary items for the Company's foreign subsidiaries was $11.6 million and $15.6 million for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, unremitted earnings of foreign subsidiaries were approximately $30.6 million and $22.9 million, respectively. Since it is the Company's intention to indefinitely reinvest these earnings, no United States taxes have been provided. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

    The Company has net operating loss carryforwards ("NOL's") of $341.3 million for federal income tax purposes that expire through 2021.

11. Company-Obligated Mandatorily Redeemable Convertible Preferred Securities of a Subsidiary Trust and Series A, B, C and D Preferred Stock

    Trust Securities.   In August 1998, a subsidiary trust (the "Trust") of
Holdings issued and sold in a private offering (the "Preferred Securities Offering") $300.0 million of 30 year, 6 1/2% Convertible Quarterly Income Preferred Securities (the "Preferred Securities"). The Trust used the proceeds from the Preferred Securities Offering to purchase 6 1/2% convertible subordinated debentures due 2028 (the "Debentures") from Holdings which resulted in Holdings receiving all of the net proceeds of the Preferred Securities Offering. Holdings in turn contributed the net proceeds of the Preferred Securities Offering to URI. The Preferred Securities are non-voting securities, carry a liquidation value of $50 per security and are convertible into the Company's common stock at an initial rate of 1.146 shares per security (equivalent to an initial conversion price of $43.63 per share). They are convertible at any time at the holders' option and are redeemable, at the Company's option, after three years, subject to certain conditions.

    Holders of the Preferred Securities are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6 1/2% of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payments dates on the Debentures. Holdings may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If interest payments on the Debentures are deferred, so are the payments on the Preferred Securities. Under this circumstance, Holdings will be prohibited from paying dividends on any of its capital stock or making payments with respect to its debt that rank pari passu with or junior to the Debentures.

                             UNITED RENTALS, INC.

    Holdings has executed a guarantee with regard to payment of the Preferred Securities to the extent that the Trust has sufficient funds to make the required payments.

    Series A Preferred and Series B Preferred. The Company sold 300,000 shares of its Series A Preferred on January 7, 1999 and sold 150,000 shares of its Series B Preferred on September 30, 1999. On September 28, 2001, the Company entered into an agreement effecting (a) the exchange of the outstanding Series A Preferred for an equal number of shares of Series C Preferred and (b) the exchange of the outstanding Series B Preferred for an equal number of shares of Series D Preferred.

    Series C Preferred and Series D Preferred. There are 300,000 shares of the Company's Series C Preferred outstanding and 150,000 shares of the Company's Series D Preferred outstanding. The Series D Preferred includes 105,252 shares designated as Class D-1 and 44,748 shares designated as Class D-2. The rights of the two classes of Series D Preferred are substantially the same, except that only the Class D-1 has the voting rights described below.

    Principal terms of the Series C Preferred and Series D Preferred include the following (subject to the special provisions described below that will apply in the event of certain Non-Approved Change of Control transactions): (i) each share is entitled to a liquidation preference of $1,000 per share; (ii) at holder's option, each share of Series C Preferred is convertible into 40 shares of common stock subject to adjustment (representing a conversion price of $25 per share based on the liquidation preference) and each share of Series D Preferred is convertible into 33 1/3 shares of common stock subject to adjustment (representing a conversion price of $30 per share based on the liquidation preference); (iii) the holders of the Series C Preferred and Series D Preferred (on an as converted basis) and the holders of the common stock vote together as a single class on all matters (except that the Series C Preferred may vote as a separate class as described in the next clause); (iv) the holders of the Series C Preferred, voting separately as a single class, may elect two directors (subject to reduction to one, if the shares of Series C Preferred owned by specified holders cease to represent, on an as converted basis, at least eight million shares of common stock, and reduction to zero, if such shares of Series C Preferred cease to represent at least four million shares of common stock), (v) there are no stated dividends on the Series C Preferred or Series D Preferred, but the Series C Preferred and Series D Preferred, on an as converted basis, will participate in any dividends declared on the common stock, (vi) upon the occurrence of specified change of control transactions, other than a Non-Approved Change of Control (as defined below), the Company must offer to redeem the Series C Preferred and Series D Preferred at a price per share equal to the liquidation preference plus an amount equal to 6.25% of the liquidation preference compounded annually from the date of the issuance of the Series A Preferred, in the case of the Series C Preferred, and the date of the issuance of the Series B Preferred, in the case of the Series D Preferred, to the redemption date, (vii) if the Company issues for cash, common stock (or a series of preferred stock convertible into common stock) and the price for the common stock is below the conversion price of the Series C Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series C Preferred at the price per share set forth in the preceding clause, and (viii) if the Company issues for cash, common stock (or a series of preferred stock convertible into common stock) for a price for the common stock below the conversion price of the Series D Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series D Preferred at the price per share specified in the second preceding clause.

    Special Rights of Series C Preferred and Series D Preferred Upon Non-Approved Change of Control. In general, a Non-Approved Change of Control transaction is a change of control transaction that the board has disapproved and which the board has not facilitated by such actions as weakening or eliminating the Company's Stockholder Rights Plan. If a Non-Approved Change of Control occurs,

                             UNITED RENTALS, INC.

and the board does not offer the holders of the Series C Preferred and Series D Preferred essentially the same redemption rights that apply to an Approved Change of Control transaction: (i) the holders of the Series C Preferred would elect a majority of the board for a specified period, (ii) the holders of the Series C Preferred and Series D Preferred would be entitled to an additional 6.25% return on the liquidation preference, compounded annually from January 1999 for the Series C Preferred and from September 1999 for the Series D Preferred, (iii) after the holders of the common stock receive an amount equivalent to the liquidation preference, the holders of the Series C Preferred and Series D Preferred would share with the holders of the common stock, on an as converted basis, in any remaining amounts available for distribution and
(iv) the Series C Preferred and Series D Preferred would accrue dividends at a maximum annual rate, compounded annually, equal to 18% of the liquidation preference.

12.  Capital Stock

    Warrants. As of December 31, 2001 there are outstanding warrants to purchase an aggregate of 7,139,296 shares of common stock. The weighted average exercise price of the warrants is $11.76 per share. All warrants are currently exercisable and may be exercised at any time through 2011.

    Common Stock. The Company has a share repurchase program to acquire up to $200 million of its issued and outstanding common stock. Share repurchases under the program may be made from time to time, continuing through May 2003. The Company repurchased and retired 1,350,600 and 1,785,015 shares of common stock during 2001 and 2000, respectively.

    2001 Senior Stock Plan.   In June 2001, the Company's shareholders approved
the adoption of the 2001 Senior Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to our officers and directors. The maximum number of shares of common stock that can be issued under the plan is 4,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after June 5, 2011. As of December 31, 2001, 2,042,933 shares had been awarded under this plan at a weighted-average price of $23.71 per share with vesting periods up to ten years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board of Directors (or a committee appointed by the Board of Directors).

    2001 Stock Plan.   In March 2001, the Company adopted the 2001 Stock Plan.
This plan provides for the awarding of common stock and other equity-linked awards to certain employees (other than officers and directors) and others who render services to the Company. The maximum number of shares of common stock that can be issued under the plan is 2,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after March 23, 2011. As of December 31, 2001, 885,054 shares had been awarded under this plan at a weighted-average price of $15.30 per share with vesting periods up to three years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board of Directors (or a committee appointed by the Board of Directors).

    The Company records the issuance of common shares at the quoted market price on the date of the grants. Amortization of deferred compensation is then recognized on a straight-line basis over the

                             UNITED RENTALS, INC.

related vesting period. Amortization expense recognized for the year ended December 31, 2001 for the awards of the above stock plans was approximately $6.2 million.

    1997 Stock Option Plan. The Company's 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of common stock. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of December 31, 2001 and 2000, options to purchase an aggregate of 4,845,783 shares and 4,950,536 shares of common stock, respectively, were outstanding under this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1998 Stock Option Plan. The Company's 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,200,000 shares of common stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers and directors of the Company and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998 Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of December 31, 2001 and 2000, options to purchase an aggregate of 3,686,667 shares and 4,200,000 shares of common stock, respectively, were outstanding pursuant to this plan to executive officers and directors. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1998 Supplemental Stock Option Plan. The Company has adopted a stock option plan pursuant to which options, for up to an aggregate of 5,600,000 shares of common stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for the Company or its subsidiaries. As of December 31, 2001 and 2000, options to purchase an aggregate of 5,342,097 shares and 5,373,509 shares of common stock, respectively, were outstanding pursuant to this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1997 Performance Award Plan. Effective February 20, 1997, U.S. Rentals adopted the 1997 Performance Award Plan under which stock options and other awards could be granted to key employees and directors at prices and terms established by U.S. Rentals at the date of grant. The options expire in 2007. As a result of the Merger, all outstanding options to purchase shares of U.S. Rentals common stock became fully vested and were converted into options to purchase the Company's common stock. As of December 31, 2001 and 2000, options to purchase an aggregate of 2,547,467 shares and 2,572,050 shares of common stock, respectively, were outstanding pursuant to this plan.

                             UNITED RENTALS, INC.

   A summary of the transactions within the Company's stock option plans follows:

                                                          Weighted
                                                          Average
                                                          Exercise
                                                Shares     Price
                                              ----------  --------

             Outstanding at December 31, 1998 14,044,814    19.60
                Granted......................  3,092,462    26.77
                Exercised.................... (1,331,528)   20.74
                Canceled.....................   (152,506)   26.70
                                              ----------   ------

             Outstanding at December 31, 1999 15,653,242    20.86
                Granted......................  1,921,125    16.56
                Exercised....................    (26,307)   16.91
                Canceled.....................   (451,965)   27.03
                                              ----------   ------
             Outstanding at December 31, 2000 17,096,095    20.23
                Granted......................    633,400    19.78
                Exercised....................   (715,143)   14.24
                Canceled.....................   (592,338)   23.94
                                              ----------   ------
             Outstanding at December 31, 2001 16,422,014   $20.22
                                              ==========   ======
             Exercisable at December 31, 2001 13,765,239   $20.37
                                              ==========   ======

                                Options Outstanding        Options Exercisable
                          -------------------------------- --------------------
                                       Weighted
                                        Average   Weighted             Weighted
                                       Remaining  Average              Average
                            Amount    Contractual Exercise   Amount    Exercise
 Range of Exercise Prices Outstanding    Life      Price   Exercisable  Price
 ------------------------ ----------- ----------- -------- ----------- --------
     $10.00 - $15.00.....  4,227,133   6.7 years   $12.39   4,016,649   $12.29
      15.01 -  20.00.....  2,169,527   8.2 years    16.59     654,585    17.50
      20.01 -  25.00.....  7,183,892   6.2 years    21.78   6,767,840    21.73
      25.01 -  30.00.....  1,549,963   7.2 years    27.31   1,158,408    27.21
      30.01 -  50.00.....  1,291,499   6.3 years    34.84   1,167,757    35.18
                          ----------                       ----------
                          16,422,014   6.7 years    20.22  13,765,239    20.37
                          ==========                       ==========

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for the Company's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have differed. The weighted average fair value of options granted was $7.34, $7.70 and $10.99 during 2001, 2000 and 1999, respectively. The fair value is estimated on the date of grant using the Black-Scholes option pricing model which uses subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. Using the Black-Scholes option pricing model and a risk-free interest rate average of 3.74%, 5.15% and 6.29% in 2001, 2000 and 1999, respectively, a volatility factor for the market price of the Company's common stock of 49%, 69% and 52% in 2001, 2000 and 1999, respectively, and a weighted-average expected life of options of approximately three years in 2001, 2000 and 1999, the Company's net income, basic earnings per share and diluted earnings per share would have been $103.1 million, $1.43 and $1.09,

                             UNITED RENTALS, INC.

respectively, for the year ended December 31, 2001, $156.4 million, $2.20 and $1.69, respectively, for the year ended December 31, 2000 and $104.3 million, $1.46 and $1.12, respectively, for the year ended December 31, 1999. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period. Since the number of options granted and their fair value may vary significantly from year to year, the pro forma compensation expense in future years may be materially different.

    At December 31, 2001 there are (i) 7,139,296 shares of common stock reserved for the exercise of warrants, (ii) 16,422,014 shares of common stock reserved for issuance pursuant to options granted and that may be granted in the future under the Company's stock option plans, (iii) 6,875,580 shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust, (iv) 17,000,000 shares of common stock reserved for the issuance of Series C and Series D preferred stock and (v) 371,168 shares of common stock reserved for the conversion of convertible debt.

    Stockholders' Rights Plan. The Company adopted a Stockholders' Rights Plan on September 28, 2001 (with a record date of October 19, 2001). This plan and other provisions of the Company's charter and bylaws may have the effect of deferring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the shareholders of the Company might otherwise receive a premium for their shares over then current market prices. The rights expire on September 27, 2011.

13.  Comprehensive Income

    The following table sets forth the Company's comprehensive income:

                                                                                   Year Ended
                                                                                   December 31
                                                                               ------------------
                                                                                 2001      2000
                                                                               --------  --------
                                                                                 (In thousands)
    Net income................................................................ $111,256  $176,375
    Other comprehensive gain (loss):
        Foreign currency translation adjustment...............................  (16,137)   (7,264)
       Cumulative effect on equity of adopting SFAS No. 133, net of tax of
         $1,784...............................................................   (2,516)
       Derivatives qualifying as hedges, net of tax of $3,212.................   (4,527)

                                                                               --------  --------
    Comprehensive income...................................................... $ 88,076  $169,111
                                                                               ========  ========

                             UNITED RENTALS, INC.

14.  Earnings Per Share

    The following table sets forth the computation of historical basic and diluted earnings per share:

                                                    Year Ended December 31
                                              -----------------------------------
                                                 2001        2000        1999
                                              ----------- ----------- -----------
                                                (In thousands, except share and
                                                        per share data)
Numerator:
 Income before extraordinary item............ $   122,573 $   176,375 $   142,666
 Plus: preferred dividends of a subsidiary
   trust, net of taxes.......................                  11,406
                                              ----------- ----------- -----------
 Income available to common stockholders..... $   122,573 $   187,781 $   142,666
                                              =========== =========== ===========
Denominator:
 Denominator for basic earnings per share-
   weighted-average shares...................  72,141,128  71,069,174  71,353,127
 Effect of dilutive securities:
   Employee stock options....................   1,507,820   1,517,015   4,651,237
   Warrants..................................   3,738,239   2,791,387   3,978,536
   Series A Preferred........................              12,000,000  11,802,740
   Series B Preferred........................               5,000,000   1,250,000
   Series C Preferred........................  12,000,000
   Series D Preferred........................   5,000,000
   Company-obligated mandatorily
     redeemable convertible preferred
     securities of a subsidiary trust........               6,876,003
                                              ----------- ----------- -----------
 Denominator for dilutive earnings per share-
   adjusted weighted-average shares..........  94,387,187  99,253,579  93,035,640
                                              =========== =========== ===========
Earnings per share-basic:
 Income before extraordinary item............ $      1.70 $      2.48 $      2.00
 Extraordinary item, net.....................        0.16
                                              ----------- ----------- -----------
 Net income.................................. $      1.54 $      2.48 $      2.00
                                              =========== =========== ===========
Earnings per share-diluted:
 Income before extraordinary item............ $      1.30 $      1.89 $      1.53
 Extraordinary item, net.....................        0.12
                                              ----------- ----------- -----------
 Net income.................................. $      1.18 $      1.89 $      1.53
                                              =========== =========== ===========

                             UNITED RENTALS, INC.

15.  Commitments and Contingencies

Operating Leases

    The Company leases rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at December 31, 2001:

             Real    Rental     Other
            Estate  Equipment Equipment
            Leases   Leases    Leases
           -------- --------- ---------
                  (In thousands)
2002...... $ 61,139 $ 84,486   $24,314
2003......   57,356   72,813    22,131
2004......   52,955   69,346    16,733
2005......   45,573   57,551     4,973
2006......   41,081   48,199       334
Thereafter  125,506       23
           -------- --------   -------
           $383,610 $332,418   $68,485
           ======== ========   =======

    The Company was the seller-lessee in sale-leaseback transactions with unrelated third parties in which it sold rental equipment and real estate for aggregate proceeds of $51.0 million in 2001, rental equipment for aggregate proceeds of $218.8 million in 2000, and rental equipment for aggregate proceeds of $88.0 million in 1999. For the 2001 transactions, the Company leased back the real estate over a 10-year period and the rental equipment for a minor period of one to eight months. For the 2000 transactions, the Company leased back a portion of the rental equipment for a minor period of one to eight months, and the balance over a five-year period. For the 1999 transactions, the Company leased back the rental equipment over a five-year period. The total gains related to these transactions in 2001, 2000 and 1999 were, respectively, approximately $21.6 million of which $1.4 million was deferred, approximately $16.5 million of which $4.0 million was deferred, and approximately $6.3 million all of which was deferred. The deferred gains are being amortized over the respective lease periods on a straight-line basis.

    Rent expense under non-cancelable operating leases totaled $170.9 million, $137.3 million and $65.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's real estate leases provide for varying terms and include 30 leases that are on a month-to-month basis and 30 leases that provide for a remaining term of less than one year and do not provide a renewal option.

Employee Benefit Plans

    The Company currently sponsors one defined contribution 401(k) retirement plan which is subject to the provisions of ERISA. The Company also sponsors a deferred profit sharing plan for the benefit of the full time employees of its Canadian subsidiaries. Under these plans, the Company matches a percentage of the participants contributions up to a specified amount. Company contributions to the plans were $6.0 million, $6.2 million and $4.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

                             UNITED RENTALS, INC.

Legal Matters

    The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. The Company had accrued $7.6 million at December 31, 2001 and 2000, to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims.

Environmental Matters

    The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

16.  Segment Information

    Each of the Company's branch locations is an operating segment which consists of the rental and sales of equipment and related merchandise and parts. Certain of the Company's branches also provide speciality traffic control services as a product line and the amount of revenue attributable to such services was $272.2 million, $245.0 million and $79.3 million during the years ended December 31, 2001, 2000 and 1999, respectively. All of the Company's branches have been aggregated into one reportable segment because they offer similar products and services in similar markets and the factors determining strategic decisions are comparable.

                             UNITED RENTALS, INC.

    The Company operates in the United States, Canada and Mexico. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                                                  Year ended December 31
                                                             --------------------------------
                                                                2001       2000       1999
                                                             ---------- ---------- ----------
                                                                      (In thousands)
Revenues from external customers
 Domestic................................................... $2,740,694 $2,753,266 $2,086,808
 Foreign....................................................    145,911    165,595    146,820
                                                             ---------- ---------- ----------
Total revenues from external customers...................... $2,886,605 $2,918,861 $2,233,628
                                                             ========== ========== ==========

Rental equipment, net
 Domestic................................................... $1,630,411 $1,604,191 $1,537,199
 Foreign....................................................    116,771    128,644    122,534
                                                             ---------- ---------- ----------
Total consolidated rental equipment, net.................... $1,747,182 $1,732,835 $1,659,733
                                                             ========== ========== ==========

Property and equipment, net
 Domestic................................................... $  393,541 $  405,873 $  285,456
 Foreign....................................................     16,512     16,366     19,451
                                                             ---------- ---------- ----------
Total consolidated property and equipment, net.............. $  410,053 $  422,239 $  304,907
                                                             ========== ========== ==========

Goodwill and other intangible assets, net
 Domestic................................................... $2,086,481 $2,092,882 $1,740,326
 Foreign....................................................    121,220    134,126    123,046
                                                             ---------- ---------- ----------
Total consolidated goodwill and other intangible assets, net $2,207,701 $2,227,008 $1,863,372
                                                             ========== ========== ==========

                             UNITED RENTALS, INC.

17.  Quarterly Financial Information (Unaudited)

Selected Financial Data

    The following table of quarterly financial information has been prepared from unaudited financial statements of the Company, and reflects adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods presented.

                                             First     Second    Third   Fourth
                                            Quarter    Quarter  Quarter  Quarter
                                            --------   -------- -------- --------
                                            (In thousands, except per share data)
For the year ended December 31, 2001:
 Total revenues............................ $619,104   $768,013 $795,483 $704,005
 Gross profit..............................  202,567    286,063  305,242  245,598
 Income before extraordinary item..........    3,412     24,935   62,052   32,174
 Extraordinary item........................              11,317
 Net income................................    3,412     13,618   62,052   32,174
 Basic earnings before extraordinary item
   per share............................... $   0.05   $   0.35 $   0.85 $   0.45
 Diluted earnings before extraordinary item
   per share...............................     0.04       0.26     0.63     0.34

For the year ended December 31, 2000:
 Total revenues............................ $578,962   $729,946 $859,033 $750,920
 Gross profit..............................  205,984    271,798  340,704  270,084
 Net income................................   17,411     47,199   75,391   36,374
 Basic earnings per share.................. $   0.24   $   0.66 $   1.07 $   0.51
 Diluted earnings per share................     0.19       0.51     0.79     0.40

                             UNITED RENTALS, INC.

18.  Condensed Consolidating Financial Information of Guarantor Subsidiaries

    Certain indebtedness of URI, a wholly owned subsidiary of Holdings (the "Parent"), is guaranteed by URI's United States subsidiaries (the "guarantor subsidiaries") and, in certain cases, also by Parent. However, this indebtedness is not guaranteed by URI's foreign subsidiaries (the "non-guarantor subsidiaries"). The guarantor subsidiaries are all wholly-owned and the guarantees are made on a joint and several basis and are full and unconditional (subject to subordination provisions and subject to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws). Separate consolidated financial statements of the guarantor subsidiaries have not been presented because management believes that such information would not be material to investors. However, condensed consolidating financial information as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, are presented. The condensed consolidating financial information of the Company and its subsidiaries are as follows:

                     CONDENSED CONSOLIDATING BALANCE SHEET

                               December 30, 2001

                                                            Guarantor   Non-Guarantor  Other and   Consolidated
                                     Parent        URI     Subsidiaries Subsidiaries  Eliminations    Total
                                   ----------  ----------  ------------ ------------- ------------ ------------
                                                                  (In thousands)
ASSETS
Cash and cash equivalents.........             $    6,385   $   19,798    $   1,143                 $   27,326
Accounts receivable, net..........                  7,142      418,260       24,871                    450,273
Intercompany receivable
  (payable).......................                 89,612       39,548     (129,160)
Inventory.........................                 36,335       46,410        3,019                     85,764
Prepaid expenses and other
  assets..........................                 57,764       64,699        1,935         8,819      133,217
Rental equipment, net.............                885,442      744,969      116,771                  1,747,182
Property and equipment, net....... $   26,793     135,240      231,508       16,512                    410,053
Investment in subsidiaries........  1,904,000   2,414,710                              (4,318,710)
Intangible assets, net............                855,360    1,231,121      121,220                  2,207,701
                                   ----------  ----------   ----------    ---------   -----------   ----------
                                   $1,930,793  $4,487,990   $2,796,313    $ 156,311   $(4,309,891)  $5,061,516
                                   ==========  ==========   ==========    =========   ===========   ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Liabilities:
   Accounts payable...............             $   38,436   $  155,029    $  11,308                 $  204,773
   Debt........................... $  300,000   2,193,380      203,896       62,246   $  (300,000)   2,459,522
   Deferred income taxes..........                296,974           50                                 297,024
   Accrued expenses and
    other liabilities.............      5,283      57,108       96,793       12,253         3,250      174,687
                                   ----------  ----------   ----------    ---------   -----------   ----------
     Total liabilities............    305,283   2,585,898      455,768       85,807      (296,750)   3,136,006
Commitments and contingencies
Company-obligated
  mandatorily redeemable
  convertible preferred securities
  of a subsidiary trust...........                                                        300,000      300,000
Stockholders' equity:
   Preferred stock................          5                                                                5
   Common stock...................        734                                                              734
   Additional paid-in capital.....  1,243,586   1,498,655    1,840,604       65,970    (3,405,229)   1,243,586
   Deferred compensation..........    (55,794)                                                         (55,794)
   Retained earnings..............    467,106     410,480      499,941       27,618      (938,039)     467,106
   Accumulated other
     comprehensive loss...........    (30,127)     (7,043)                  (23,084)       30,127      (30,127)
                                   ----------  ----------   ----------    ---------   -----------   ----------
      Total stockholders'
       equity.....................  1,625,510   1,902,092    2,340,545       70,504    (4,313,141)   1,625,510
                                   ----------  ----------   ----------    ---------   -----------   ----------
                                   $1,930,793  $4,487,990   $2,796,313    $ 156,311   $(4,309,891)  $5,061,516
                                   ==========  ==========   ==========    =========   ===========   ==========

                             UNITED RENTALS, INC.

                     CONDENSED CONSOLIDATING BALANCE SHEET

                               December 31, 2000

                                                        Guarantor   Non-Guarantor  Other and     Consolidated
                                  Parent       URI     Subsidiaries Subsidiaries  Eliminations      Total
                                ----------  ---------- ------------ ------------- ------------   ------------
                                                              (In thousands)
ASSETS
Cash and cash equivalents......                         $   29,733   $    4,651                   $   34,384
Accounts receivable, net.......             $  216,444     143,295      109,855                      469,594
Intercompany receivable
 (payable).....................                319,423     (55,187)    (264,236)
Inventory......................                 54,022      73,979        5,379                      133,380
Prepaid expenses and other
 assets........................                 28,263      75,633          597                      104,493
Rental equipment, net..........                837,972     766,219      128,644                    1,732,835
Property and equipment, net.... $   34,807     139,871     231,195       16,366                      422,239
Investment in subsidiaries.....  1,839,952   2,257,692                            $(4,097,644)
Intangible assets, net.........                960,444   1,132,438      134,126                    2,227,008
                                ----------  ----------  ----------   ----------   -----------     ----------
                                $1,874,759  $4,814,131  $2,397,305   $  135,382   $(4,097,644)    $5,123,933
                                ==========  ==========  ==========   ==========   ===========     ==========

LIABILITIES AND
STOCKHOLDER'S EQUITY
Liabilities:
   Accounts payable............             $   78,623  $  165,677   $   15,855                   $  260,155
   Debt........................ $  300,000   2,647,144       3,484       24,739   $  (300,000)     2,675,367
   Deferred taxes..............                186,091      20,702         (550)                     206,243
   Accrued expenses and
    other liabilities..........     28,816      86,560      18,862       13,750       (11,763)       136,225
                                ----------  ----------  ----------   ----------   -----------     ----------
      Total liabilities........    328,816   2,998,418     208,725       53,794      (311,763)     3,277,990

Commitments and contingencies
Company-obligated mandatorily
 redeemable convertible
 preferred securities of a
 subsidiary trust..............                                                       300,000        300,000
Series A and B preferred stock.    430,800                                                           430,800
Stockholder's equity:
   Common stock................        711                                                               711
   Additional paid-in capital..    765,529   1,488,238   1,830,500       65,657    (3,384,395)       765,529
   Retained earnings...........    355,850     327,475     358,080       22,878      (708,433)       355,850
   Accumulated other
    comprehensive
    loss.......................     (6,947)                              (6,947)        6,947         (6,947)
                                ----------  ----------  ----------   ----------   -----------     ----------
      Total stockholder's
       equity..................  1,115,143   1,815,713   2,188,580       81,588   $(4,085,881)     1,115,143
                                ----------  ----------  ----------   ----------   -----------     ----------
                                $1,874,759  $4,814,131  $2,397,305   $  135,382   $(4,097,644)    $5,123,933
                                ==========  ==========  ==========   ==========   ===========     ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 2001

                                                                          Non-
                                                          Guarantor    Guarantor    Other and   Consolidated
                                    Parent       URI     Subsidiaries Subsidiaries Eliminations    Total
                                   --------  ----------  ------------ ------------ ------------ ------------
                                                                (In thousands)
Revenues:
  Equipment rentals...............           $  907,070   $1,201,439    $104,391                 $2,212,900
  Sales of rental equipment.......               63,612       70,331      13,158                    147,101
  Sales of equipment and
   merchandise and other
   revenues.......................              244,020      254,222      28,362                    526,604
                                   --------  ----------   ----------    --------    ---------    ----------
Total revenues....................            1,214,702    1,525,992     145,911                  2,886,605
Cost of revenues:
  Cost of equipment rentals,
   excluding depreciation.........              376,634      626,867      50,134                  1,053,635
  Depreciation of rental
   equipment......................              150,619      149,868      20,476                    320,963
  Cost of rental equipment sales..               38,702       42,088       7,952                     88,742
  Cost of equipment and
   merchandise sales and other
   operating costs................              177,659      185,223      20,913                    383,795
                                   --------  ----------   ----------    --------    ---------    ----------
Total cost of revenues............              743,614    1,004,046      99,475                  1,847,135
                                   --------  ----------   ----------    --------    ---------    ----------
Gross profit......................              471,088      521,946      46,436                  1,039,470
Selling, general and
 administrative expenses..........              192,640      224,707      24,404                    441,751
Restructuring charge..............                8,877       17,096       2,949                     28,922
Non-rental depreciation and
 amortization..................... $  7,862      42,012       51,014       5,875                    106,763
                                   --------  ----------   ----------    --------    ---------    ----------
Operating income (loss)...........   (7,862)    227,559      229,129      13,208                    462,034
Interest expense..................   19,500     211,220        7,834       2,509    $ (19,500)      221,563
Preferred dividends of a
 subsidiary trust.................                                                     19,500        19,500
Other (income) expense, net.......               25,586      (21,202)      2,037                      6,421
                                   --------  ----------   ----------    --------    ---------    ----------
Income (loss) before provision
 (benefit) for income taxes and
 extraordinary item...............  (27,362)     (9,247)     242,497       8,662                    214,550
Provision (benefit) for income
 taxes............................  (11,355)     (1,226)     100,636       3,922                     91,977
                                   --------  ----------   ----------    --------    ---------    ----------
Income (loss) before
 extraordinary item and equity in
 net earnings of subsidiaries.....  (16,007)     (8,021)     141,861       4,740                    122,573
Extraordinary item................               11,317                                              11,317
                                   --------  ----------   ----------    --------    ---------    ----------
Income (loss) before equity in net
 earnings of subsidiaries.........  (16,007)    (19,338)     141,861       4,740                    111,256
Equity in net earnings of
 subsidiaries.....................  127,263     146,601                              (273,864)
                                   --------  ----------   ----------    --------    ---------    ----------
Net income........................ $111,256  $  127,263   $  141,861    $  4,740    $(273,864)   $  111,256
                                   ========  ==========   ==========    ========    =========    ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 2000

                                                         Guarantor   Non-Guarantor  Other and   Consolidated
                                    Parent      URI     Subsidiaries Subsidiaries  Eliminations    Total
                                   --------  ---------- ------------ ------------- ------------ ------------
                                                                (In thousands)
Revenues:
  Equipment rentals...............           $  851,541  $1,094,613   $  110,529                 $2,056,683
  Sales of rental equipment.......              145,519     178,576       23,583                    347,678
  Sales of equipment and
   merchandise and other
   revenues.......................              253,798     229,219       31,483                    514,500
                                   --------  ----------  ----------   ----------    ----------   ----------
Total revenues....................            1,250,858   1,502,408      165,595                  2,918,861
Cost of revenues:
  Cost of equipment rentals,
   excluding depreciation.........              364,047     494,350       49,080                    907,477
  Depreciation of rental
   equipment......................              152,640     155,239       20,252                    328,131
  Cost of rental equipment sales..               87,161     106,617       14,404                    208,182
  Cost of equipment and
   merchandise sales and other
   operating costs................              197,190     164,186       25,125                    386,501
                                   --------  ----------  ----------   ----------    ----------   ----------
Total cost of revenues............              801,038     920,392      108,861                  1,830,291
                                   --------  ----------  ----------   ----------    ----------   ----------
Gross profit......................              449,820     582,016       56,734                  1,088,570
Selling, general and
 administrative expenses..........              184,135     245,431       24,764                    454,330
Non-rental depreciation and
 amortization..................... $  7,718      33,692      39,618        5,273                     86,301
                                   --------  ----------  ----------   ----------    ----------   ----------
Operating income (loss)...........   (7,718)    231,993     296,967       26,697                    547,939
Interest expense..................   19,500     217,904         135       10,740    $  (19,500)     228,779
Preferred dividends of a
 subsidiary trust.................                                                      19,500       19,500
Other (income) expense, net.......                2,129      (4,285)         320                     (1,836)
                                   --------  ----------  ----------   ----------    ----------   ----------
Income (loss) before provision
 (benefit) for income taxes.......  (27,218)     11,960     301,117       15,637                    301,496
Provision (benefit) for income
 taxes............................  (11,295)      4,908     124,964        6,544                    125,121
                                   --------  ----------  ----------   ----------    ----------   ----------
Income (loss) before equity in net
 earnings of subsidiaries.........  (15,923)      7,052     176,153        9,093                    176,375
Equity in net earnings of
 subsidiaries.....................  192,298     185,246                             $ (377,544)
                                   --------  ----------  ----------   ----------    ----------   ----------
Net income........................ $176,375  $  192,298  $  176,153   $    9,093    $ (377,544)  $  176,375
                                   ========  ==========  ==========   ==========    ==========   ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 1999

                                                              Guarantor   Non-Guarantor  Other and   Consolidated
                                          Parent      URI    Subsidiaries Subsidiaries  Eliminations    Total
                                         --------  --------  ------------ ------------- ------------ ------------
                                                                      (In thousands)
Revenues:
  Equipment rentals.....................           $600,431   $  880,182    $100,413                  $1,581,026
  Sales of rental equipment.............            113,982      106,737      14,959                     235,678
  Sales of equipment and merchandise
   and other revenues...................            195,647      189,829      31,448                     416,924
                                         --------  --------   ----------    --------     ---------    ----------
Total revenues..........................            910,060    1,176,748     146,820                   2,233,628
Cost of revenues:
  Cost of equipment rentals,
   excluding depreciation...............            250,959      381,718      44,295                     676,972
  Depreciation of rental equipment......            116,385      146,622      17,634                     280,641
  Cost of rental equipment sales........             62,972       64,945       8,761                     136,678
  Cost of equipment and merchandise
   sales and other operating costs......            161,902      128,328      24,189                     314,419
                                         --------  --------   ----------    --------     ---------    ----------
Total cost of revenues..................            592,218      721,613      94,879                   1,408,710
                                         --------  --------   ----------    --------     ---------    ----------
Gross profit............................            317,842      455,135      51,941                     824,918
Selling, general and administrative
 expenses............................... $  8,267   144,341      177,456      22,531                     352,595
Non-rental depreciation and
 amortization...........................    4,926    29,667       24,617       3,657                      62,867
                                         --------  --------   ----------    --------     ---------    ----------
Operating income (loss).................  (13,193)  143,834      253,062      25,753                     409,456
Interest expense........................   19,500   132,929        1,428       5,471     $ (19,500)      139,828
Preferred dividends of a subsidiary
 trust..................................                                                    19,500        19,500
Other (income) expense, net.............    9,689    (1,549)        (524)        427           278         8,321
                                         --------  --------   ----------    --------     ---------    ----------
Income (loss) before provision (benefit)
 for income taxes.......................  (42,382)   12,454      252,158      19,855          (278)      241,807
Provision (benefit) for income taxes....  (17,487)    3,039      105,531       8,058                      99,141
                                         --------  --------   ----------    --------     ---------    ----------
Income (loss) before equity in net
 earnings of subsidiaries...............  (24,895)    9,415      146,627      11,797          (278)      142,666
Equity in net earnings of subsidiaries..  167,561   158,424                               (325,985)
                                         --------  --------   ----------    --------     ---------    ----------
Net income.............................. $142,666  $167,839   $  146,627    $ 11,797     $(326,263)   $  142,666
                                         ========  ========   ==========    ========     =========    ==========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION
                     For the Year Ended December 31, 2001

                                                                                         Non-
                                                                         Guarantor    Guarantor    Other and
                                                  Parent       URI      Subsidiaries Subsidiaries Eliminations Consolidated
                                                 --------  -----------  ------------ ------------ ------------ ------------
                                                                               (In thousands)
Net cash provided by (used in) operating
 activities..................................... $(16,826) $   622,289   $  97,695     $ (8,933)    $  2,485   $   696,710
Cash flows from investing activities:
   Purchases of rental equipment................              (277,032)   (148,125)     (24,613)                  (449,770)
   Purchases of property and equipment..........   (2,674)     (13,159)    (28,214)      (3,501)                   (47,548)
   Proceeds from sales of rental equipment......                63,612      70,331       13,158                    147,101
   Capital contributed to subsidiary............  (10,417)                                            10,417
   Purchases of other companies.................               (53,565)                  (1,273)                   (54,838)
   Payments of contingent purchase price........                (2,103)                                             (2,103)
   In-process acquisition costs.................                                                      (2,485)       (2,485)
                                                 --------  -----------   ---------     --------     --------   -----------
     Net cash used in investing activities......  (13,091)    (282,247)   (106,008)     (16,229)       7,932      (409,643)
Cash flows from financing activities:
   Proceeds from debt...........................             2,008,644          65       44,758                  2,053,467
   Payments of debt.............................            (2,292,186)     (1,687)      (6,634)                (2,300,507)
   Proceeds from sale-leaseback.................                12,435                                              12,435
   Payments of financing costs..................               (28,709)                    (333)                   (29,042)
   Capital contributions by parent..............                10,417                               (10,417)
   Dividend distributions to parent.............               (44,258)                               44,258
   Shares repurchased and retired...............  (24,758)                                                         (24,758)
   Proceeds from the exercise of common
    stock options...............................   10,417                                                           10,417
   Proceeds from dividends from subsidiary......   44,258                                            (44,258)
                                                 --------  -----------   ---------     --------     --------   -----------
     Net cash provided by (used in)
       financing activities.....................   29,917     (333,657)     (1,622)      37,791      (10,417)     (277,988)
   Effect of foreign exchange rates.............                                        (16,137)                   (16,137)

                                                 --------  -----------   ---------     --------     --------   -----------
Net increase (decrease) in cash and cash
 equivalents....................................                 6,385      (9,935)      (3,508)                    (7,058)
Cash and cash equivalents at beginning of period                            29,733        4,651                     34,384
                                                 --------  -----------   ---------     --------     --------   -----------
Cash and cash equivalents at end of period......           $     6,385   $  19,798     $  1,143                $    27,326
                                                 ========  ===========   =========     ========     ========   ===========
Supplemental disclosure of cash flow
 information:
     Cash paid for interest..................... $ 19,500  $   197,315   $  10,561     $  3,009                $   230,385
     Cash paid for income taxes, net of
     refunds....................................           $   (31,122)                $    323                $   (30,799)
Supplemental disclosure of non-cash investing
 and financing activities:
   The Company acquired the net assets and
   assumed certain liabilities of other
   companies as follows:
   Assets, net of cash acquired.................           $    20,264                 $  1,201                $    21,465
   Liabilities assumed..........................                (4,468)                    (144)                    (4,612)
   Less:
     Amounts paid through issuance of
       debt.....................................                  (600)                                               (600)

                                                 --------  -----------   ---------     --------     --------   -----------
                                                                15,196                    1,057                     16,253
   Due to seller and other payments.............                38,369                      216                     38,585

                                                 --------  -----------   ---------     --------     --------   -----------
     Net cash paid..............................           $    53,565                 $  1,273                $    54,838

                                                 ========  ===========   =========     ========     ========   ===========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION
                     For the Year Ended December 31, 2000

                                                                  Guarantor   Non-Guarantor  Other and   Consolidated
                                             Parent      URI     Subsidiaries Subsidiaries  Eliminations    Total
                                            --------  ---------  ------------ ------------- ------------ ------------
                                                                         (In thousands)
Net cash provided by (used in) operating
 activities................................ $ (6,429) $ 243,759   $ 227,855     $ 43,066      $  4,470    $ 512,721
Cash flows from investing activities:
   Purchases of rental equipment...........            (489,259)   (283,488)     (35,457)                  (808,204)
   Purchases of property and equipment.....  (13,071)   (34,477)   (102,510)      (3,712)                  (153,770)
   Proceeds from sales of rental
    equipment..............................             145,519     178,576       23,583                    347,678
   Proceeds from sale of businesses........              16,246       3,000                                  19,246
   Payments of contingent purchase
    price..................................              (3,030)    (13,236)                                (16,266)
   Purchases of other companies............            (337,257)                 (10,080)                  (347,337)
   Capital contributed to subsidiary.......     (331)                                              331
   In-process acquisition costs............                                                     (4,285)      (4,285)
                                            --------  ---------   ---------     --------      --------    ---------
      Net cash used in investing
       activities..........................  (13,402)  (702,258)   (217,658)     (25,666)       (3,954)    (962,938)
Cash flows from financing activities:
   Shares repurchased and retired..........  (30,950)                                                       (30,950)
   Dividend distributions to parent........             (50,450)                                50,450
   Proceeds from debt......................             452,912       3,290                                 456,202
   Repayments of debt......................            (125,238)       (168)      (9,193)                  (134,599)
   Proceeds from sale-leaseback............             193,478                                             193,478
   Payments of financing costs.............             (16,223)                                  (185)     (16,408)
   Capital contributions by parent.........                 331                                   (331)
   Proceeds from the exercise of stock
    options................................      331                                                            331
   Proceeds from dividends from
    subsidiary.............................   50,450                                           (50,450)
                                            --------  ---------   ---------     --------      --------    ---------

      Net cash provided by (used in)
       financing activities................   19,831    454,810       3,122       (9,193)         (516)     468,054
   Effect of foreign exchange rates........                                       (7,264)                    (7,264)
                                            --------  ---------   ---------     --------      --------    ---------

Net increase (decrease) in cash and cash
 equivalents...............................              (3,689)     13,319          943                     10,573
Cash and cash equivalents at beginning
 of period.................................               3,689      16,414        3,708                     23,811
                                            --------  ---------   ---------     --------      --------    ---------
Cash and cash equivalents at end of
 period....................................           $           $  29,733     $  4,651                  $  34,384
                                            ========  =========   =========     ========      ========    =========
Supplemental disclosure of cash flow
 information:
   Cash paid for interest.................. $ 19,500  $ 218,346   $     135     $ 10,782                  $ 248,763
   Cash paid for income taxes..............           $  19,833                 $  3,913                  $  23,746

Supplemental disclosure of non-cash
 investing and financing activities:
   The Company acquired the net
    assets and assumed certain
    liabilities of other companies as
    follows:
      Assets, net of cash acquired.........           $ 518,167                 $ 11,037                  $ 529,204
      Liabilities assumed..................            (132,163)                    (957)                  (133,120)
      Less:
         Amounts paid in common
          stock of parent..................             (10,000)                                            (10,000)
         Amounts paid through
          issuance of debt.................             (65,500)                                            (65,500)
                                            --------  ---------   ---------     --------      --------    ---------
                                                        310,504                   10,080                    320,584
      Due to seller and other payments.....              26,753                                              26,753
                                            --------  ---------   ---------     --------      --------    ---------
         Net cash paid.....................           $ 337,257                 $ 10,080                  $ 347,337
                                            ========  =========   =========     ========      ========    =========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION
                     For the Year Ended December 31, 1999

                                                                   Guarantor   Non-Guarantor  Other and   Consolidated
                                            Parent       URI      Subsidiaries Subsidiaries  Eliminations    Total
                                          ---------  -----------  ------------ ------------- ------------ ------------
                                                                         (In thousands)
Net cash provided by (used in) operating
 activities.............................. $  (4,824) $   292,412    $ 13,185     $ 119,585    $   1,002   $   421,360
Cash flows from investing activities:
   Purchases of rental equipment.........               (539,775)    (99,365)      (78,972)                  (718,112)
   Purchases of property and equipment...   (14,181)     (74,634)    (20,366)      (14,468)                  (123,649)
   Proceeds from sales of rental
    equipment............................                113,982     106,737        14,959                    235,678
   Proceeds from sale of
    businesses...........................                  1,040       2,354         3,127                      6,521
   Payments of contingent purchase
    price................................                 (2,387)     (4,265)       (1,564)                    (8,216)
   Purchases of other companies..........               (915,937)                  (70,853)                  (986,790)
   Capital contributed to subsidiary.....  (522,985)                                            522,985
   In-process acquisition costs..........                                                        (1,002)       (1,002)
                                          ---------  -----------    --------     ---------    ---------   -----------
     Net cash used in investing
      activities.........................  (537,166)  (1,417,711)    (14,905)     (147,771)     521,983    (1,595,570)
Cash flows from financing activities:
   Dividend distributions to parent......                (19,500)                                19,500
   Proceeds from debt....................              1,025,843      26,524        31,249                  1,083,616
   Repayments of debt....................               (474,808)    (20,958)       (1,884)                  (497,650)
   Proceeds from sale-leaseback..........                 88,000                                               88,000
   Payments of financing costs...........                (18,995)                     (448)                   (19,443)
   Capital contributions by parent.......                522,985                               (522,985)
   Proceeds from issuance of common
    stock and warrants, net of issuance
    costs................................    64,701                                                            64,701
   Proceeds from issuance of Series A
    and B preferred stock, net of
    issuance costs.......................   430,800                                                           430,800
   Proceeds from the exercise of stock
    options..............................    26,989                                                            26,989
   Proceeds from dividends from
    subsidiary...........................    19,500                                             (19,500)
                                          ---------  -----------    --------     ---------    ---------   -----------

     Net cash provided by financing
      activities.........................   541,990    1,123,525       5,566        28,917     (522,985)    1,177,013
   Effect of foreign exchange rates......                                              598                        598
                                          ---------  -----------    --------     ---------    ---------   -----------

Net increase (decrease) in cash and cash
 equivalents.............................                 (1,774)      3,846         1,329                      3,401
Cash and cash equivalents at beginning of
 period..................................                  1,774      16,257         2,379                     20,410
                                          ---------  -----------    --------     ---------    ---------   -----------
Cash and cash equivalents at end of
 period.................................. $          $              $ 20,103     $   3,708                $    23,811
                                          =========  ===========    ========     =========    =========   ===========

Supplemental disclosure of cash flow
 information:
   Cash paid for interest................ $  19,500  $    98,728    $  1,194     $   4,863                $   124,285
   Cash paid for income taxes............            $    16,372                 $   1,137                $    17,509

Supplemental disclosure of non-cash
 investing and financing activities:
   The Company acquired the net assets
    and assumed certain liabilities of
    other companies as follows:
     Assets, net of cash acquired........            $ 1,371,807                 $  96,760                $ 1,468,567
     Liabilities assumed.................               (448,685)                  (23,697)                  (472,382)
     Less:
        Amounts paid through
         issuance of debt................                 (7,185)                   (2,210)                    (9,395)
                                          ---------  -----------    --------     ---------    ---------   -----------
        Net cash paid....................            $   915,937                 $  70,853                $   986,790
                                          =========  ===========    ========     =========    =========   ===========

                                     PART II

Item 20.  Indemnification of Directors and Officers

         The Certificate of Incorporation (the "Certificate") of the United Rentals, Inc. (the "Company") provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

         The Registrant, as a Delaware corporation, is empowered by Section 145 of the Delaware Law, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Company has entered into indemnification agreements with its directors and officers. In general, these agreements require the Company to indemnify each of such persons against expenses, judgments, fines, settlements and other liabilities incurred in connection with any proceeding (including a derivative action) to which such person may be made a party by reason of the fact that such person is or was a director, officer or employee of the Company or guaranteed any obligations of the Company, provided that the right of an indemnitee to receive indemnification is subject to the following limitations: (i) an indemnitee is not entitled to indemnification unless he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful and
(ii) in the case of a derivative action, an indemnitee is not entitled to indemnification in the event that he is judged in a final non-appealable decision of a court of competent jurisdiction to be liable to the Company due to willful misconduct in the performance of his duties to the Company (unless and only to the extent that the court determines that the indemnitee is fairly and reasonably entitled to indemnification).

         Pursuant to Section 145 of the Delaware Law, the Registrant has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

Item 21.  Exhibits.


          5.1      Opinion of Ehrenreich Eilenberg & Krause LLP**


          23.1     Consent of Ehrenreich Eilenberg & Krause LLP (included in
                   Exhibit 5.1)


          23.2     Consent of Ernst & Young LLP*


          24.1     Power of Attorney**


* Filed herewith

** Previously filed

Item 22.  Undertakings.

         (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned Registrant hereby undertakes that:

         (1) prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich, Connecticut, on the 29th day of May, 2002.


                                                   United Rentals, Inc.


                                                   By: /s/ Michael J. Nolan
                                                       -----------------------
                                                   Michael J. Nolan
                                                   Chief Financial Officer

         Bradley S. Jacobs

         /s/ Bradley S. Jacobs
         ---------------------------
         Bradley S. Jacobs
         Chairman, Chief Executive Officer and Director
         (Principal Executive Officer)

         May 29, 2002


         Wayland R. Hicks

         *
         --------------------------
         Wayland R. Hicks, Director

         May 29, 2002

         John N. Milne

         *
         --------------------------
         John N. Milne, Director

         May 29, 2002




         John S. McKinney

         --------------------------
         John S. McKinney, Director
         May    , 2002

         Leon D. Black

         --------------------------
         Leon D. Black, Director
         May    , 2002

         Richard D. Colburn

         *
         --------------------------
         Richard D. Colburn, Director

         May  29, 2002


         Ronald M. DeFeo

         *
         --------------------------
         Ronald M. DeFeo, Director

         May 29, 2002

         Michael S. Gross

         --------------------------
         Michael S. Gross, Director
         May    , 2002

         Timothy J. Tully

         *
         --------------------------
         Timothy J. Tully, Director

         May 29, 2002


         Christian M. Weyer

         *
         --------------------------
         Christian M. Weyer, Director

         May 29, 2002


         Michael J. Nolan
         /s/ Michael J. Nolan

         ---------------------------
         Michael J. Nolan, Chief Financial Officer
         (Principal Financial Officer)

         May 29, 2002


         Joseph B. Sherk
         /s/ Joseph B. Sherk

         ---------------------------
         Joseph B. Sherk, Vice President, Corporate Controller
         (Principal Accounting Officer)

         May 29, 2002


         *By Michael J. Nolan, attorney-in-fact
         /s/Michael J. Nolan
         -------------------------

         May 29, 2002